Exhibit 99.1
BUSINESS REPORT
(For the 40th Fiscal Year: From January 1, 2007 to December 31, 2007)
THIS IS THE TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIAL STATEMENTS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

BUSINESS REPORT
(For the 40th Fiscal Year: From January 1, 2007 to December 31, 2007)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the BUSINESS REPORT for the 40th Fiscal Year in accordance with the item 2 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Executive Vice President
POSCO
Tel) 82-2-3457-0114

CONTENTS
Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Others
          Attachment            Auditor’s Review Report

I. Overview
1. Purpose of the Company
A. Businesses engaged in by the Company

Items		Details

a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products

b.	To engage in harbor loading and unloading, transportation and warehousing businesses

c.	To engage in the management of professional athletic organizations	No engagement in this business during this fiscal year

d.	To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business

e.	To engage in leasing of real estate and distribution businesses

f.	To engage in the supply of district heating business

g.	To engage in marine transportation, processing and sales of minerals within or outside of Korea

h.	To engage in educational service and other services related to business

i.	To manufacture, process and sale of non-ferrous metals

j.	To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the aforementioned purposes.
B. Businesses engaged by the subsidiaries and affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets

POSCO Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E&C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co., Ltd. : Steel product sales and general trading

Items	Details

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd. : Marine logistics Services, Warehousing business

POSMATE Co., Ltd. : Leasing & Management of real estate

Samjung P&A Co., Ltd. : Product packing, Manufacturing and Sales of Aluminum

POSCO Power Corporation : Generation of Electricity etc

POSTECH 2006 Energy Fund : Unlisted company investment for New Technology

Metapolis Co., Ltd. : Development of real estate

POSCORE Co., Ltd. : Production and sales of electronic goods, electromotors and generators

•	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.

•	Criteria:

(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.

• Addition of an affiliated company :	Metapolis Co., Ltd.

(The Company had enough ownership and controlling power to meet standards in 2006, but the asset size in 2006 was not over 7 billion Korean won.)
POSCORE Co., Ltd.
• Change of the company name : Changwon Specialty Steel Co. à POSCO Sepcialty Steel Co.
(February, 2007)
• Changes in the subsidiaries and affiliates after 2007 fiscal year

• Addition of an affiliated company :	PHP Co., Ltd.
(January, 2008)
PNR Co., Ltd.
(January, 2008)
C.	Businesses the company plans to engage in
     [None]

2. Business Organization
     A. Highlights of the Company’s Business Organization
(1) Historical highlights and changes since establishment
(a) Date of establishment: April 1, 1968
(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daechi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

June 22, 2005	Signing of MOU to Establish an Integrated Steel Mill in India

July 4, 2005	Completion of Gwangyang LNG Terminal

July 27, 2005	Completion of the Rationalization of #2 Plate plant

August 25, 2005	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No. 5 CGL(annual production capacity of 0.45million ton)-MCL(annual production capacity of 0.25 million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No.5,6 Line (Annual Production Capacity of 5.5million sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing

June 30, 2006	Completion of the Gwangyang No. 6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)

August 4, 2006	EuroBond Issuance (300million dollar)

August 23, 2006	Expansion of the Gwangyang TWB(Tailor Welded Blanks)

August 31, 2006	Construction of Magnesium Sheet Factory(annual production capacity of 30million ton) in Heilongjiang, China

September 1, 2006	Establishment of POSCO-Thailand (Incorporated with POS-Thai and Bangkok office)

November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (annual production capacity of 0.8million ton)

February 23, 2007	Ku-Taek Lee is reelected as CEO at the 39th Ordinary General Shareholders Meeting)

March 30, 2007	Proclamation of vision to realize ‘Global POSCO Way’ (Toward new success story, Take-off toward the world, Innovation to open future)

May 30, 2007	Completing Construction of commercial FINEX facilities (annual production capacity of 1.5million ton)

July 27, 2007	Completing Construction of Magnesium Sheet Factory(annual production capacity of 3,000 ton)

August 1, 2007	Vietnam CR Mill groundbreaking(annual production capacity of 1.2million ton)

September 6, 2007	Mexico CGL groundbreaking(annual production capacity of 0.4million ton)

October 7, 2007	CEO Ku-Taek Lee, Elected as a Chairman of the IISI

October 30, 2007	Credit ratings upgraded (Moody’s : A2(Positive)¡æA1(Stable))

December 26, 2007	Acquisition of MEGS, Malaysia(shares 60% acquired)
(e) Changes in the largest shareholder
•	From ‘SK Telecom’ to ‘National Pension Corporation’

•	Date of Disclosure: January 30, 2007

•	Others: Refer to the disclosure of the change of the largest shareholder
(f) Changes of Business Purposes
•1984:	Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

• 1992:	Scientific agriculture and its spread added to business purposes

•1994:	Real estate leasing and distribution added to business purposes

•1995:	‘Scientific agriculture and its spread’ deleted from business purposes. ‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

•2001:	Supply of district heating business added to business purposes

•2002:	Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•2006:	Educational service and other services related to business added to business purposes.

•2007:	‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes
(2) Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses
     [None]
(4) Major Changes in Production Facilities
•	Completing Construction of commercial FINEX facilities(annual production capacity of 1.5million ton) in 2007 fiscal year [Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5) Important Developments Related with Business Operation
     [Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
     B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co., Ltd., Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co., Ltd., POSCO Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co., Ltd., POSTECH Capital Co., Metapolis Co., Ltd, POSMATE Co., Ltd., POSCO Power Corporation, SNNC Co., Ltd, PHP Co., Ltd., POSBRO Co., Ltd., Suwon Green Environment Ltd., POSCORE Co., Ltd., Green Cheonan Co., Ltd.

• Addition of affiliated companies:	POSBRO(January, 2007), PHP(February, 2007), Suwon Green Environment Ltd. (March, 2007), POSCORE (July, 2007), Green Cheonan Co., Ltd. (November, 2007)

• Removal of affiliated companies:	Seomyeon Development Co., Ltd.(February, 2007)

• Changes in companies belonging to large business groups after 2007 fiscal year

• Addition of affiliated companies:	POSWITH Co., Ltd. (January 2008), Uisinseol LRT Co., Ltd. (January 2008), Pohang Puelcell Power Co. (February 2008), RISTec-Biz Co., Ltd. (March 2008), PNR Co., Ltd. (March 2008), Cheongna IBT Co., Ltd. (March 2008)

(3) Related laws and regulations (applied to domestic companies)
•	Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies
     Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.. Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3. Equity Capital
     A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
          • No new issuance of registered form Common Stock in the last three years.
     B. Convertible Bonds
          [None]
     C. Bonds with Warrant
          [None]
4. Other information regarding Shares
     A. Total Number of Shares

(As of December 31, 2007)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐   Par value: Won 5,000 per share
     B. Outstanding Shares
(As of December 31, 2007)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
-	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) do not accord because of stock cancellation
     C. Treasury Stock Holding and Cancellation
          (1) Treasury Stock Holding and Cancellation
(Shares, As of December 31, 2007)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,022,466	2,615,605	207,322	—	9,430,749
Special Money Trust		2,571,427	516,458	872,000	—	2,215,885
Sub Total		9,593,893	3,132,063	1,079,322	—	11,646,634
•	Sub Total does not include 73,000 common shares purchased through the treasury stock fund (‘07.12.27~28)

•	Changes in treasury stock holding and cancellation after 2007 fiscal year

•	Stocks purchased through the treasury stock fund (‘08.1.1 ~ ‘08.3.14): 146,000 common shares including the above (73,000 shares)
     (2) Stock Cancellations by profit
          [None]
     (3) Treasury Stock purchased under the Special Money Trust Contract
(Unit :KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000		—	550,000,000,000
•	Renewal of treasury stock special money trust contract (Hana Bank)

•	Renewing contract period: Nov 5, 2007 ~ May 11, 2008

•	Contract amount in renewal: KRW 362,708 million (increased due to the sale of treasury stocks in the treasury stock fund and the interest income)

•	Renewal of treasury stock special money trust contract (Shinhan Bank, Nonghyup, Daegu Bank)

•	Renewing contract period: May 12, 2007 ~ May 11, 2008

•	Contract amount in renewal: KRW 454,820 million
     D. Shares held by ESOA (Employee Stock Ownership Association)
(Shares, As of December 31, 2007)

Type	Beginning	Balance
Registered Common	4,170,707	3,613,683
Total	4,170,707	3,613,683
     E. Voting Rights
(Shares, As of December 31, 2007)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	11,646,634	Treasury Stock
3. Shares with voting rights	75,540,201
•	Shares without voting rights does not include 73,000 common shares purchased through the treasury stock fund (‘07.12.27~28)

•	Changes in voting rights after 2007 fiscal year

•	Stocks purchased through the treasury stock fund (‘08.1.1 ~ ‘08.3.14): 146,000 common shares including the above (73,000 shares)
     F. Earnings and Dividend for The Past Three Fiscal Years
(Unit: Million Won)

	The 40th	The 39th	The 38th
Net Profit	3,679,431	3,206,605	3,994,565
EPS (Won)	48,444	40,748	50,438
Profit available for dividend	19,669,809	17,133,466	14,907,552
Cash Dividend Paid	756,093	621,119	638,445
Pay-out Ratio	20.5%	19.4%	16.0%
Dividend per share (Won)	10,000	8,000	8,000
Dividend Yield	1.76%	2.56%	3.87%
•	FY2007 Interim Cash Dividends Payout: 2,500 won/share in cash

II. Business (Manufacturing)
1. Current Situation of POSCO
(1) Market Share
(Unit: million tons, %)

	the 40thFiscal Year		the 39th Fiscal Year		the 38thFiscal Year
Category	(2007)	Market share	(2006)	Market share	(2005)	Market share
Crude Steel production	51.6	100	48.4	100	47.8	100
POSCO	31.1	60	30.1	62	30.5	64
Others	20.5	40	18.3	38	17.3	36
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets: Japan, China and south east Asia).

•	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation.
(3) Current Situation and Prospect of New Businesses
•	Establishment of Steelworks in India

•	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.
•	Establishment of POSCO-India Private Limited (‘05.8.25)

•	Name: POSCO-India Private Limited (POSCO-India)

•	Purchasing 1,135 acre gov’t land in principle approval of SEZ by central government (`06.9)

•	Equity participation on railroad construction project (`06.10)

•	Prospecting licence applied, approved and recommended to central government (`06.12)

•	Completing plant and port environmental approval (‘07.4~6)

•	Beginning construction for plant entrance road (‘07.8)

•	Completing prior-applicants hearings (‘07.11) and selecting candidate in process
2. Key Products and Raw Materials

A. Current Situation of Key Products
(Unit : hundred million won)

Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	88,059 (40%)

		Cold rolled products	Automobiles,		84,088 (38%)
Electronic appliances, etc.
		STS	Silverware, steel pipe, etc		46,636 (21%)
	Others	Byproducts, etc.	Raw material for cement,		3,531 ( 1%)
etc.
	Sales Discount				- 247(-0%)

		Total			222,067 (100%)

B. Price Trends of Key Products
(Unit: thousand won/ton )

		the 40th Fiscal Year	the 39th Fiscal Year	the 38th Fiscal Year
Items		(Jan. 1~Dec.31, 2007)	(Jan. 1~Dec.31, 2006)	(Jan. 1~Dec. 31, 2005)
Hot-rolled	Domestic	574	553	610
Product	Export	580	515	611
Cold-rolled	Domestic	663	645	719
Product	Export	665	607	728
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations
•	Rising domestic prices and export prices in tune with rising International price tendency due to the strong market
C. Current Situation of Major Raw Materials
(Unit: hundred million won)

Purchase
amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	26,882 (25.5%)	BHPB of Australia, Rio Tinto, VALE of Brazil

				Purchase
				amount
Business area	Type of purchase	Item	Specific use	(portion)	Remarks
		Coal	Coking coal: Heat	22,419	BMA of Australia,
			source for blast	(21.3%)	Rio Tinto,
			furnaces,		EVCC of Canada
			Smokeless coal:
			Sintering fuel
		STS materials	Key materials for	36,396	Nickel, Fe-Cr,
			STS production	(34.6%)	STS scrap iron, etc.
		Other raw materials	Other materials for ironmaking, steelmaking	19,554 (18.6%)	Iron material, Alloy iron, Nonferrous
					metal, Limestone, etc.

Total				105,251

D. Price Trends of Key Materials
(Unit: thousand won/ton )

Category	The 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Iron ore	61	54	46
Coal	101	109	117
Scrap iron	316	248	291
Nickel	38,368	21,227	15,795
(1)	Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2)	Key Factors in Price Fluctuations
A. Iron Ore

	(2005)	(2006)	(2007)

Trend of purchase price (CFR):	$45/ton	à$55/ton	à$63.6/ton
B. Coal

	(2005)	(2006)	(2007)

Trend of purchase price (CFR):	$114/ton	à$111/ton	à$104/ton
C. Scrap iron

	(2005)	(2006)	(2007)

Trend of purchase price (CIF):	$275/ton	à$254/ton	à$330/ton
D. Nickel

	(2005)	(2006)	(2007)

Trend of LME price (CIF):	U$15,230/ton	àU$21,654/ton	àU$40,619/ton
3. Production and Facilities
A. Production capacity
(Unit : Thousand Ton)

Items	2007	2006	2005
Pohang Works	14,300	13,300	13,300
Gwangyang Works	16,700	16,700	16,700
Total	31,000	30,000	30,000

*	Production Capacity has increased from 31,000 thousand ton to 33,000 thousand ton at the end of year 2007
B. Production and Capacity Utilization Rate

(1) Production	(Unit : Thousand Ton)

Items		2007	2006	2005
Crude Steel	Pohang	13,659	12,600	13,357
	Gwangyang	17,405	17,453	17,188
Total		31,064	30,053	30,545
HR Products	Pohang	3,101	2,513	3,069
	Gwangyang	5,054	6,255	6,696
CR Products	Pohang	1,650	1,555	1,581
	Gwangyang	8,016	7,629	7,435
PO	Gwangyang	2,178	1,729	1,735
Electrical Steel	Pohang	910	668	748
Plate	Pohang	3,816	3,635	3,236
Wire Rod	Pohang	2,006	1,853	1,977
STS	Pohang	1,598	1,899	1,900
Others	Pohang	442	486	495
	Gwangyang	956	682	623
	Pohang	13,523	12,609	13,006
	Gwangyang	16,204	16,295	16,489

Total Products		29,727	28,904	29,495

(2) Capacity Utilization Rate for 2007 in Terms of Crude Steel Production

Items	Capacity	Production	Utilization Rate
Pohang Works	14,300	13,659	95.5%
Gwangyang Works	16,700	17,405	104.2%
Total	31,000	31,064	100.2%

-	Utilization Rate = Production/ Production Capacity.
C. Production Facilities
     (1) Book Value of Fixed Assets
(Unit : Million Won)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,622		-96	—	385,526
	Building	980,762	258,606	-8,705	77,978	1,152,685
	Structures	506,831	335,407	-4,579	51,176	786,483
	Machinery & Equipment	3,282,912	2,257,575	-133,497	795,904	4,611,086
	Vehicles	30,834	9,410	-6,989	10,409	22,846
	Tools and Fixtures	14,127	5,865	-2,732	6,985	10,275
	Furniture & Others	33,456	12,449	-3,966	11,001	30,938
	Lease	0	11,466	—	637	10,829

Gwangyang	Land	466,730	8,094	—	—	474,824
	Building	867,967	83,869	-3,103	81,516	867,217
	Structures	749,723	3,578	-6,252	59,836	687,213
	Machinery & Equipment	2,311,831	1,351,736	-230,687	535,873	2,897,007
	Vehicles	1,810	5,736	-480	1,183	5,883
	Tools and Fixtures	13,580	4,723	-2,182	6,606	9,515
	Furniture & Others	8,440	3,952	-1,617	3,594	7,181
     (2) Major Capital Expenditures
          (a) Investments under construction
(Unit : Hundred Million Won)

				Invested	Amount
				Amount	to be
Items	Date	Project	Total Investment	(2007)	invested
Expansion	‘07.11~‘09.05	P) Installation of STS Continous tandem Rolling Mill	2,971	359 (338)	2,612
	‘07.08~‘09.08	P) Capacity expansion of Electrical Steel	2,824	276 (276)	2,548
	‘06.05~‘08.01	P) Installation of #2 Extremely Thick Heavy Plate production facility	1,148	1,124 (1,016)	24
	‘07.10~‘08.12	P) Installation of EGL	993	147 (147)	846
	‘06.11~‘08.02	P) Installation of #1 Continuous Casting Bloom Casting Machine	890	812 (753)	78
Rationalization /Replacement	‘07.10~‘09.04	G) Capacity Expansion of #2 CR PCM	2,260	73 (73)	2,187
	‘06.11~‘08.12	P) Production Increase of Plate Products	860	239 (237)	621

				Invested	Amount
				Amount	to be
Items	Date	Project	Total Investment	(2007)	invested
	'06.09~'08.03	P) Rationalization of Sheet Factory	606	492 (433)	114
	Others		23,378	4,324 (2,480)	19,054
	Total		35,930	7,846 (5,753)	28,084
     (b) Planned investments
(Unit : Hundred Million Won)

		Planned investments
Location	Project	2008	2009	2010
Pohang	Expansion of Steel Making	1,337	7,447	1,106
	Others	13,475	11,416	14,638
Gwangyang	Capacity Expansion of Plate	753	2,182	14,996
	Replacement of #1HR old facility	158	972	249
	Rationalization of #1 Continous Casting 2M/C	120	1,026
	Others	11,444	14,241	100
	Total	27,287	37,284	31,089
4. Sales
A. Breakdown of Steel Product Sales
(Unit: Hundred Million Won)

Items		2007	2006	2005
Hot Rolled Products	Domestic	70,944	67,119	80,601
	Export	17,115	16,012	14,872
	Total	88,059	83,131	95,473

Cold Rolled Products	Domestic	48,897	43,673	51,259
	Export	35,191	28,250	29,270
	Total	84,088	71,923	80,529

Stainless Steel	Domestic	31,947	24,446	18,525
	Export	14,689	18,546	20,607
	Total	46,636	42,992	39,132

Others	Domestic	3,527	2,587	2,068
	Export	4	8	7
	Total	3,531	2,595	2,075

Subtotal	Domestic	155,315	137,825	152,453
	Export	66,999	62,816	64,756
	Total	222,314	200,641	217,209

Discount		-247	-207	-259

Total		222,067	200,434	216,950

B. Marketing organization, channel and strategy
     (1) Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Plate Products Sales SCM Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Division., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept., Sales Logistics Dept.
     (2) Sales Channel
          i) Direct sales : POSCO sells directly to its customers
          ii) Indirect Sales
               •   Domestic market : Sales agents, e-sales or POSTEEL
               •   Overseas Market : Trading Companies
     (3) Sales Condition
          •   Domestic Sales : Credit sales based on production to order or cash
          •    Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P),
                                        Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
     (4) Sales strategies
•	Reinforcement of global marketing
               •   Raise partnership with core customers
               •   Coordinate functions and roles of sales channel
               •   Reinforce market forecasting & corresponding power
•	Promotion of Strategic Products
               •   Extention of Strategic Products and Core Strategic Products Sales
               •   Extention of development of High value steel new demand and Sales
•	Enhancement of cost-competitiveness
               •   Setting up an optimal distribution system and improving service
               •   Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
A. Currency Forward Contracts

Financial
Institution	Terms	Quantity	Position	Profit and Loss
BNP	‘07.5.9 ~’07.12.31	¥ 10billion	FWD BUY	3,250million Won
HSBC	‘07.5.9 ~’07.12.31	¥ 10billion	FWD BUY	3,290million Won
CALYON	‘07.5.10 ~’07.12.31	¥ 10billion	FWD BUY	3,334million Won
BNP	‘07.11.28 ~’08.2.26	U$30million	FWD BUY	301million Won

B. Zinc Future Contracts

Item	Quantity	Terms	Amount	Counterpart	Profit and Loss
Future	10,900M/T	‘07.1.1 ~’07.12.31	U$39.7million	Koreazinc Co., Ltd.	-2,438million Won
6. Important contracts
     •   Refer to 6-K other important facts
7. Research & Development
A. R & D Organization

	Organization	Staff
	Technology Development Department	94
In-house	Environment &Energy Dept.	17
	Technical Research Laboratory (Group)	697
Independent	Research Institute of Industrial Science and Technology	373
	POSTECH	843

B. R&D Expenses	(Unit: Million Won)

	2007	2006	2005
Raw Materials	49,552	42,234	82,575
Labor cost	38,635	34,261	32,585
Depreciation	32,822	28,059	15,891
Subcontract	96,200	93,068	94,682
Other Expense	104,425	67,987	75,181
Total	321,634	265,609	300,914
(R&D/Sales Ratio)*100	1.45%	1.33%	1.39%
8. Other information for investment decision making

A. Funding from domestic market	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	45,100	400,000 (400,000)	45,100
Banks	—	400,000 (400,000)	—

Source	Beginning	Increase (Decrease)	Ending Balance
Others	45,100	—	45,100
From Capital Market	1,000,000	500,000	1,500,000
Bond (private)	—	—	—
Bond (public)	1,000,000	500,000	1,500,000
Others	—	—	—
Total	1,045,100	900,000 (400,000)	1,545,100

B. Funding from overseas	(Unit: Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	39,749	81,293 (29,316)	91,726
Bond	1,073,391	54,916	1,128,307
Equity	—	—	—
Others	—	957	957
Total	1,113,140	137,166 (29,316)	1,220,990

III. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	2007	2006	2005	2004	2003
Current Assets	8,767,894	7,870,885	8,399,476	7,741,578	5,327,843
Quick Assets	5,546,615	5,136,181	5,680,632	5,632,896	3,768,583
Inventories	3,221,279	2,734,704	2,718,844	2,108,682	1,559,260
Fixed Assets	21,724,904	18,491,988	15,807,474	13,625,482	13,078,757
Investments Assets	8,165,314	5,658,395	4,501,880	3,919,904	3,763,423
Tangible Assets	13,201,649	12,466,116	10,898,679	9,203,062	8,705,192
Intangible Assets	211,975	229,418	277,893	363,244	350,374
Other Fixed Assets	145,966	138,059	129,022	139,272	259,768
Total Assets	30,492,798	26,362,873	24,206,950	21,367,060	18,406,600
Current Liabilities	2,811,807	1,746,904	3,776,633	3,221,400	2,528,218
Fixed Liabilities	3,177,759	2,824,311	919,860	2,035,816	2,920,385
Total Liabilities	5,989,566	4,571,215	4,696,493	5,257,216	5,448,603
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,109,818	3,934,588	3,879,301	3,771,283	3,707,587
Retained Earnings	21,768,227	18,743,894	16,173,776	12,864,139	9,867,437
Capital Adjustments	(-)2,715,964	(-)1,670,690	(-)959,205	(-)680,144	(-)838,169
Accumulated Other Comprehensive Income	858,748	301,463	(-)65,817	(-)327,837	(-)261,261
Total Shareholders’ Equity	24,503,232	21,791,658	19,510,457	16,109,844	12,957,997
Total Sales	22,206,685	20,043,409	21,695,044	19,792,478	14,359,329
Operating Income	4,308,275	3,892,307	5,911,886	5,053,728	3,058,534
Ordinary Profit	4,792,009	4,118,434	5,354,193	5,230,514	2,663,863
Net Income	3,679,431	3,206,605	3,994,565	3,826,016	1,980,572
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
     The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements as follows.

	2007	2006 and 2005	2004 and 2003
CPAs	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers	Samil Accounting Corp Pricewaterhouse Coopers
•	Audit Opinion: Refer to attached audit report

B. Any violations against GAAP
     (1) Violations, which need to amend Financial Statements
          [None]
     (2) Violations, which are not related with amendment of Financial Statements
          [None]
3. Unconsolidated Financial Statements
A. Balance Sheet
     Refer to the attached review report as of December 31, 2007
B. Income Statements
     Refer to the attached review report as of December 31, 2007
C. The Note in the Financial Statement
     Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amendment in this Fiscal Year
     [None]
4. Consolidated Financial Statements

A. Summary for the Fiscal Years 2003 through 2007	(Unit: million won)

	2007	2006	2005	2004	2003
Current Assets	14,393,533	12,236,953	11,640,335	10,487,816	7,621,598
Quick Assets	9,491,517	8,218,748	7,847,742	7,422,294	5,553,227
Inventories	4,902,016	4,018,205	3,792,593	3,065,522	2,068,371
Fixes Assets	21,881,230	18,912,120	15,866,975	13,641,144	13,146,951
Investments Assets	5,239,026	3,239,689	2,877,288	2,428,279	2,419,709
Tangible Assets	15,581,765	14,643,120	12,271,710	10,440,291	9,845,776
Intangible Assets	570,779	557,082	453,709	496,315	474,496
Other Fixed Assets	489,660	472,229	264,268	276,259	406,970
Total Assets	36,274,763	31,149,073	27,507,310	24,128,960	20,768,549
Current Liabilities	6,624,615	5,082,295	5,881,563	4,995,018	4,171,918

	2007	2006	2005	2004	2003
Fixed Liabilities	4,532,408	3,665,036	1,752,070	2,747,886	3,347,064
Total Liabilities	11,157,023	8,747,331	7,633,633	7,742,904	7,518,982
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,176,592	4,035,273	3,991,409	3,895,378	3,828,773
Retained Earnings	21,767,302	18,863,333	16,168,892	12,851,118	9,875,080
Capital Adjustments	(-)2,727,147	(-)1,678,229	(-)965,433	(-)703,328	(-)854,098
Accumulated Other Comprehensive Income	784,933	209,754	(-)188,264	(-)447,406	(-)375,890
Minority Interest	633,657	489,208	384,670	307,891	293,299
Total Shareholders’ Equity	25,117,740	22,401,742	19,873,677	16,386,056	13,249,567
Total Sales	31,607,741	25,842,326	26,301,788	23,973,053	17,789,237
Operating Income	4,919,862	4,389,147	6,083,276	5,319,420	3,262,981
Net Income from Continuing Operations	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Net Income	3,677,964	3,353,082	4,006,993	3,841,264	2,017,000
Consolidated Net Profit	3,558,660	3,314,181	4,022,492	3,814,225	1,995,983
Number of Consolidated Companies	63	52	47	38	35
B. Items to pay attention for use of Financial Statements
(1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
     Refer to the 40th Consolidated Financial Statements as of December 31, 2007
(2) Consolidated Income Statements
     Refer to the 40th Consolidated Financial Statements as of December 31, 2007
5. Divisional Financial Status
A. Divisional Financial Information

(Unit: million won)

Division	the 40th Fiscal Year	the 39th Fiscal Year	the 38th Fiscal Year
Steel
1. Sales
Sales Outside	27,910,722	23,727,533	24,841,038
Inter Divisional Sales	(-)4,738,741	(-)3,984,759	(-)3,974,710
Total Sales	23,171,981	19,742,774	20,866,328
2. Operation Income	3,616,202	4,607,082	7,037,250
3. Assets	29,503,046	25,331,083	23,134,574
(Depreciation etc.)	1,919,889	1,597,960	1,419,667

Construction
1. Sales
Sales Outside	3,801,882	3,752,233	3,993,961
Inter Divisional Sales	(-)1,092,309	(-)1,631,547	(-)1,845,747
Total Sales	2,709,573	2,120,686	2,148,214
2. Operation Income	(-)717,427	(-)1,443,180	(-)1,661,935
3. Assets	2,270,565	2,069,176	1,612,735
(Depreciation etc.)	16,528	6,756	6,055

Trade
1. Sales
Sales Outside	4,018,003	3,046,127	3,373,587
Inter Divisional Sales	(-)874,520	(-)632,841	(-)990,743
Total Sales	3,143,483	2,413,286	2,382,845
2. Operation Income	2,329,742	1,851,885	1,541,684
3. Assets	907,279	830,127	800,474
(Depreciation etc.)	5,546	5,395	6,064

Other
1. Sales
Sales Outside	3,989,066	2,986,879	2,386,271
Inter Divisional Sales	(-)1,406,362	(-)1,421,299	(-)1,481,869
Total Sales	2,582,704	1,565,580	904,402
2. Operation Income	(-)308,655	(-)626,640	(-)833,723
3. Assets	3,593,873	2,918,687	1,959,527
(Depreciation etc.)	197,980	123,840	55,332

B. Regional Financial Information
(Unit: million won)

Region	the 40th Fiscal Year	the 39th Fiscal Year	the 38th Fiscal Year
Korea
1. Sales
Sales Outside	32,254,291	28,965,467	30,609,226
Inter Regional Sales	(-)6,370,930	(-)6,644,896	(-)7,443,859
Total Sales	25,883,361	22,320,572	23,165,367
2. Operation Income	3,027,814	2,332,846	3,995,544
3. Assets	32,409,651	28,013,669	24,851,325

Japan
1. Sales
Sales Outside	1,127,456	804,220	789,583
Inter Regional Sales	(-)91,789	(-)87,220	(-)89,769
Total Sales	1,035,667	717,001	699,814
2. Operation Income	882,782	578,071	599,342
3. Assets	443,646	411,794	363,894

China
1. Sales
Sales Outside	5,388,057	3,190,598	2,626,635
Inter Regional Sales	(-)1,573,009	(-)842,534	(-)625,948
Total Sales	3,815,048	2,348,065	2,000,686
2. Operation Income	627,069	1,260,997	1,316,419
3. Assets	2,238,766	2,006,673	1,669,331

Asia (other than Japan and China)
1. Sales
Sales Outside	400,294	207,240	199,946
Inter Regional Sales	(-)7,029	(-)1,319	—
Total Sales	393,265	205,921	199,946
2. Operation Income	167,358	89,332	106,288
3. Assets	356,858	176,377	132,275

North America
1. Sales
Sales Outside	253,487	129,618	126,069
Inter Regional Sales	—	—	—
Total Sales	253,487	129,618	126,069
2. Operation Income	164,467	132,033	127,878
3. Assets	201,182	193,523	203,067

Region	the 40th Fiscal Year	the 39th Fiscal Year	the 38th Fiscal Year
Other
1. Sales
Sales Outside	296,088	215,629	243,398
Inter Regional Sales	(-)69,175	(-)94,479	(-)133,493
Total Sales	226,913	121,151	109,905
2. Operation Income	50,372	(-)4,132	(-)62,195
3. Assets	624,660	347,037	287,418
6. Financial Statement before and after Merger & Acquisition
A. The Overview of Consolidation
     [None]
B. Financial Statement before and after Consolidation
     [None]
C. Issues related Consolidation
     [None]

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance

A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board consists of six directors who also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to the shareholders by the board of directors after the board reviews such candidates’ qualifications. And candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisted of three Independent Non-Executive Directorsand one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviewing such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates as Independent Non-Executive Directors to the Director Recommendation Committee.
Our board of directors maintains the following six sub-committees:
•	Director Candidate Recommendation Committee;

•	Evaluation and Compensation Committee;

•	Finance and Operation Committee;

•	Executive Management Committee;

•	Audit Committee; and

•	Insider Trading Committee.
•   Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 executive directors 1 independent non-executive director	Park, Young-Ju Suh, Yoon-Suk Park, Won-Soon Yoon, Seok-Man	• Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
• Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Jun, Kwang-Woo Sun, Wook Ahn, Charles Huh, Sung-Kwan	• To establish management succession and development plans
- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
- To pre-deliberate on remuneration and retirement allowance of directors

Category	Composition	Directors	Major functions
Finance & Operation Committee	3 independent nonexecutive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee,Dong-Hee	• Advance deliberation on crucial new investment in outside companies
• Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
• Deliberation and resolution on financial matters, and on donations between 100 million and 1 billion won

Audit Committee	4 independent nonexecutive directors	Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	• Audit of corporate accounting and business operations • Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Suh,Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	• Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
• Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee,Ku-Taek Yoon,Seok-Man Lee,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee	• Advance deliberation on and approval of in- house investment schemes
• Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
• Deliberation on important subjects regarding working policy, and changes to welfare
•	Changes in composition of special committees after 2007 fiscal year

•	Director Candidate Recommendation Committee: Park, Won-Soon / Jun, Kwang-Woo / Ahn, Charles / Choi, Jong-Tae

•	Evaluation and Compensation Committee: Park, Young-Ju / Suh, Yoon-Suk / Ahn, Charles / Huh, Sung-Kwan

•	Audit / Insider Trading Committee: Suh, Yoon-Suk / Jeffrey D. Jones / Sun, Wook / Park, Sang-Yong

•	Executive Management Committee : Lee, Ku-Taek / Yoon, Seok-Man / Chung, Joon-Yang / Cho, Soung-Sik / Lee, Dong-Hee / Choi, Jong-Tae

•	Halfway Retirement of Independent Non-Executive Director (‘08. 3. 6) : Jun, Kwang-Woo
(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
•	Composition of the Director Candidate Recommendation Committee

Park, Young-Ju (Chairman)	Independent NonExecutive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >

Suh, Yoon-Suk (member)	Independent NonExecutive Director	• Independent non-executive director (3), Executive directors (1): Pursuant to 3 of Clause 16 under Article 191 in the

Park, Won-Soon (member)	Independent NonExecutive Director	Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Yoon, Seok-Man (member)	Executive Director
•	Changes in composition of director candidate recommendation committee after 2007 fiscal year
•   Effective Date: February 22, 2008

Park, Won-Soon (Chairman)	Independent NonExecutive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>

Jun, Kwang-Woo (member)	Independent NonExecutive Director	• Independent non-executive directors (3), Executive director (1): Pursuant to 3 of Clause 16 under Article 191 in the

Ahn, Charles (member)	Independent NonExecutive Director	Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Choi, Jong-Tae (member)	Executive Director
•	Halfway Retirement of Independent Non-Executive Director (‘08. 3. 6) : Jun, Kwang-Woo
(3) List of outside directors

Relation with
Name	Experience	majority shareholder	Remarks
Kim , E. Han	• Distinguished Professor at University of Michigan.
	• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank (MBA at Cornnel University, Ph.D. in business administration from State University of New York)	None	President Board of Director

Park, Young-Ju	• CEO and President of Eagon Co. • Vice-President of the Federation of Korean Industries(FKI)	”

Jun, Kwang-woo	• President of Deloitte Group • Former Vice-President of Woori Finance Group	”

34

Relation with
Name	Experience	majority shareholder	Remarks
Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office • Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	• Professor at Ewha Womans’ Univ. • Former Head of the Business School at Ewha Womans’ Univ.	”

Park,Won-Soon	• Standing Chairman of the Hope Institute • Standing Chairman of the Beautiful Foundation • Chairman of Korea Human Rights Foundation	”

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center • Full-time counsellor, Samsung SDI	”

Ahn, Charles	• President & CEO, AhnLab, Inc. • Former president of Board of Director, AnLab Inc.	”

Huh,Sung-Kwan	• President Gwangju Institute Science & Technology • Former Professor at Dong-A Univ. • Former Minister of Gov’t Administration & Home Affairs	”
•	Changes in composition of director candidate recommendation committee after 2007 fiscal year

Relation with
Name	Experience	majority shareholder	Remarks
Jun, Kwang-woo	• President of Deloitte Group • Former Vice-President of Woori Finance Group	None	President Board of Director

Park, Young-Ju	• CEO and President of Eagon Co. • Vice-President of the Federation of Korean Industries(FKI)	”

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office • Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	• Professor at Ewha Womans’ Univ. • Former Head of the Business School at Ewha Womans’ Univ.	”

Relation with
Name	Experience	majority shareholder	Remarks
Park,Won-Soon	• Standing Chairman of the Hope Institute • Standing Chairman of the Beautiful Foundation • Chairman of Korea Human Rights Foundation	”

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center • Full-time counsellor, Samsung SDI	”

Ahn, Charles	• President & CEO, AhnLab, Inc. • Former president of Board of Director, AnLab Inc.	”

Huh,Sung-Kwan	• President Gwangju Institute Science & Technology • Former Professor at Dong-A Univ. • Former Minister of Gov’t Administration & Home Affairs	”

Park, Sang-Yong	• Professor at Yonsei Univ. • Former President of the Korea Securities Research Institute	”
•	Halfway Retirement of Independent Non-Executive Director (‘08. 3. 6) : Jun, Kwang-Woo
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
(including this
Name	Quarter)	Ceiling of Insurance	Remarks
All directors	3.96 billion won	50 billion won	- Since Feb. 22, 1999
•	List of key activities of the Board of Directors (Jan. 1, 2007 — Feb. 26, 2008)

Session	Date	Agenda	Approval
2007-1	Jan.11	1. Approval of Financial Statements for the 39th Fiscal Year & Convening Schedule of the 39th Annual General Meeting of Shareholders
2. Investment Plan of Exploration Business in Uzbek
3. Plan of Acquisition shares in Thainox
4. Revision of the Cold Roll Plant Investment in Vietnam
5. Installation of EGL at Pohang Works
6. Contribution Plan for POSCO Educational Foundation
7 . Proposal of the Long-term Incentive Plan for Directors
		8. Operation Plan of CEO Candidate Recommendation Committee	All 8 cases Approved (Agenda 7. Approved after modification)

2007-2	Feb.6	1. Agenda for the 39th Ordinary General Meeting of Shareholders 2. Executive Director Candidate Recommendation 3. Plan for Share Buyback	All 7 cases Approved

Session	Date	Agenda	Approval
4. Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities
5. Investment in POSAM for Joint Business of API Spiral Pipe in America
6. Investment in Seah Steel
7. Investment in Taihan ST

2007-3	Feb.23	1. Appointment of Chairman of Board of Directors 2. Appointment of Special Committee Members 3. Appointment of CEO and Approval of Designation of Position for Executive Officers	All 3 cases Approved

2007-4	Apr.26	1. Plan for Issuance of domestic public bond
2. Contribution Plan for POSCO Educational Foundation
3. Treasury Stock Specific Money Trust Contract Renewal
		4. Plan for Investment in Hyundai Heavy Industries	All 6 cases Approved
		5. Plan for Investment in Unionsteel & Sale in Stock of POSCO C&C 6. Capacity Expansion of Electrical Sheet	All 4 cases Approved

2007-5	July.20	1. FY2007 Interim Dividends Payout 2. Increase of the conversion limit of ADR 3. Capacity Expansion of plate 4. Improvement of Minimil Electric Furnace and Development of CEM Process	(Agenda 1. Approved after modification)

2007-6	Oct.19	1.Plan for Establishment of a RHF joint-venture company
2.Enforcing ESOP System & Sale of treasury stocks in 2007
3. Treasury Stock Specific Money Trust Contract Renewal
		4. Contribution Plan for Improving facilities of POSCO Educational Foundation	All 4 cases Approved

2007-7	Dec.18	1. Management Plan of FY2008
2. Plan for M&A of MEGS, Malaysia
3. Change of Plan for Investment in CGL, Mexico
4. Capital Increase (Investment for the exclusive harbor) and payment guarantees for POSCO-Vietnam
5. Capital Increase for enlargement of Gingdao Pohang Stainless Steel Company Co., Ltd.
6. Plan for establishment and enlargement of Overseas Processing Centers in 2008
7. Plan for Establishment of POSCO Global R&D Center
8. Year-End Contribution to a Charity Fund
		9. Plan for trade with POSCO Steel Service & Sales Co., Ltd. in 2007	All 9 cases Approved

2008-1	Jan.10	1. Approval of Financial Statements for the 40th Fiscal Year & Convening Schedule of the 40th Annual General Meeting of Shareholders 2. Contribution Plan for In-House Labor Welfare Fund	All 2 cases Approved

2008-2	Jan.29	1. Agenda for the 40th Ordinary General Meeting of Shareholders 2. Executive Director Candidate Recommendation	All 2 cases Approved

2008-3	Feb.22	1. Appointment of Chairman of Board of Directors
2. Appointment of Positions for President and Executive Directors
3. Appointment of Special Committee Members
		4. Approval of Designation of Position for Executive Officer	All 4 cases Approved

•	Major activities of outside directors on the Board of Directors (Jan. 1, 2007 — Feb.26, 2007)

Number of participating
Session	Date	outside directors	Remarks
2007-1	Jan.11	8 persons

2007-2	Feb.6	9 persons

2007-3	Feb.23	9 persons

2007-4	Apr.26	7 persons

2007-5	Jul.20	8 persons

2007-6	Oct.19	9 persons

2007-7	Dec.18	9 persons

2008-1	Jan.10	7 persons

2008-2	Jan.29	9 persons

2008-3	Feb.22	9 persons
5) Composition of committees and their activities (Jan. 1, 2007 — Feb.22, 2008)
•	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2007 — Feb.22, 2008)

Session	Date	Agenda	Approval
2007-1	Feb.5	1. Assessment of Qualifications of Executive Director	Approved
2. Assessment of Qualifications and Recommendation of
Independent
Non-Executive Directors

2007-2	Feb.23	1. Appointment of Special Committee Members	—
2. Appointment of CEO and Approval of Designation of Position
for
Executive Officers

2007-3	Dec.18	Operation Plan of Independent Non-Executive Directors Candidate	Approved
Recommendation Committee

2008-1	Jan.28	1. Assessment of Qualifications of Executive Director	Approved
2. Assessment of Qualifications and Recommendation of
Independent
Non-Executive Directors

2008-2	Feb.22	1. Approval of Designation of Position for Executive Officers	—
2. Appointment of Special Committee Members
3. Appointment of Positions for Executive Directors
•	Major activities of Evaluation and Compensation Committee (Jan. 1, 2007 — Feb.22, 2008)

Session	Date	Agenda	Approval
2007-1	Jan.11	Evaluation of ’06 Management Result	—

Session	Date	Agenda	Approval
2007-2	Feb.5	Evaluation of Recent 4Years' Management Results	—

2008-1	Jan.10	Evaluation of’07 Management Result	—
•	Major activities of Finance & Operation Committee (Jan. 1, 2007 - Feb.22, 2008)

Session	Date	Agenda	Approval
2007-1	Jan.10	4cases including Investment Plan of Exploration Business in Uzbek	—

2007-2	Feb.6	3cases including Investment in POSAM for Joint Business of API Spiral	—
Pipe in America

2007-3	Apr.26	3cases including Domestic Bond Issuance(Public) Contribution Plan for	Approved
Korea Society

2007-4	Oct.19	Plan for the Establishment of RHF Joint Venture	Approved
2Cases including Change of payment guarantees for BX STEEL
POSCO Cold Rolled Sheet Co., Ltd.

2007-5	Dec.18	6Cases including Plan for M&A of MEGS, Malaysia Plan for the	Approved
Limit Agreement of the Short-Term Borrowing

2008-1	Jan.10	Contribution Plan for In-House Labor Welfare Fund	—

2008-2	Jan.29	Capital Increase and payment guarantees for POSAM	Approved
•	Major activities of Insider Trading Committee (Jan. 1, 2007 — Feb.22, 2008)

Session	Date	Agenda	Approval
2007-1	Jan.10	Fair Trading Program Operating Result and Plan	—

2007-2	Apr.26	Contribution Plan for POSCO Educational Foundation	Deferred
Transfer of Intangible assets about the technical
development of a Fuel Cell

2007-3	July.20	Transfer of Intangible assets about the technical	Approved
development of a Fuel Cell
Fair Trading Program Operating Status

2007-4	Oct.17	2 Cases including Contribution Plan for Improving	—
facilities of POSCO Educational Foundation

2007-5	Dec.18	Transfer Plan of Pohang CTS Operation Right to	Deferred
POSCO Terminal Co., Ltd.

2008-1	Jan.10	Transfer Plan of Pohang CTS Operation Right to	Approved
POSCO Terminal Co., Ltd.
Fair Trading Program Operating Result and Plan

2008-2	Jan.28	Transfer Pohang Calcination Facilities to POSREC	Approved
•	Major activities of Executive Management Committee (Jan. 1, 2007 — Feb.26, 2008)

Session	Date	Agenda	Approval
2007-1	Jan.30	Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities	Approved

2007-2	Feb.27	1. Capacity Expansion of #2 CR PCM at Gwangyang Works 2. Construction of STS Laboratory Building	Approved Approved

Session	Date	Agenda	Approval
2007-3	Mar.27	2Cases including the Automation of 3 stages Coil Crane at Gwangyang Works Improvement of the process of Minimil Steel making at Gwangyang Works	Approved Disapproved

2007-4	Apr.19	3 Cases including Replacement of #1HR Old Facility Capacity expansion of Electrical Steel	Approved

2007-5	May.22	Closure of the Shareholder Lists for the interim dividend in fiscal year, 2007	Approved

2007-6	July.3	3 Cases including Capacity expansion of #2CR CAL at Pohang and Gwangyang Works Development Of the CEM process of Minimil	Approved Deferred

2007-7	July.9	2 Cases including Capacity Expansion of Plate	—

2007-8	Aug.26	Rationalization of #3, #4 Sintering at Gwangyang Works	Approved

2007-9	Sep.28	Plan for the Expansion of #1CR RCL at Gwangyang Works	Approved

2007-10	Oct.30	6 cases including Automation of Crane at Pohang Works (2 stages)	Approved

2007-11	Nov.27	Construction of Direct Connection System of #1 Steel Making ~ #1 Continuous Casting at Gwangyang Works Plan for Establishment of POSCO Global R&D Center	Approved

2007-12	Dec.24	Capacity Expansion of the Loading and Uploading at Material Dock at Gwangyang Works	Approved

2008-1	Jan.22	Plan for the Site Formation of Coal Gas Operations	Disapproved

2008-2	Feb.26	3 Cases including Rationalization of Materials Process Facilities at Pohang and Gwangyang Works	Approved
B. Audit Committee
Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chair), E. Han Kim, Jeffrey D. Jones and Wook Sun.
•	Changes in composition of audit committees after 2007 fiscal year
•	Members of the Audit Committee : Yoon-Suk Suh (committee chair), Jeffrey D. Jones, Wook Sun and Sang-Yong Park
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
•	Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Suh, Yoon-Suk	Professor of the Business School at Ewha Womans’ Univ	Satisfies requirements in the articles of incorporation	Chairman

Kim E. Han	Distinguished Prof. of University of Michigan

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center
•	Major activities of the audit committee (auditors) (Jan. 1, 2005 — Feb.28, 2007)

Session	Date	Agenda	Approval
2007—1	Jan.10	• Report Agendas •Overview of operations of the in-house controlling system in 2006	3 members participating
•Assessment of operations of the external auditors in 2006
•Assessment of Directors and Employees’ Observance of Ethics
•Result of Internal Audit in 2006

2007—2	Feb.5	• Deliberation Agendas	Approved
• Assessment of operations of the Internal Audit System in 2006
• Results of the audit of account for the 39th Fiscal Year
• Report Agendas
• Overview Results of the audit of account for the 39th FY by External Auditor
• Operating Plan in 2007

2007—3	Feb.23	• Deliberation Agenda	Approved
• Appointment of the chair of the Audit Committee

2007—4	Apr.26	• Deliberation Agenda • Approval of Audit and Non-Audit Services to POSCO and POSCO’s subsidiaries	3 members Participating
• Report Agendas
• Results of the audit of account for the 1Q 40th Fiscal Year
• Reporting the 2006 fiscal year results of the audit of Consolidated and US GAAP finance statements

Session	Date	Agenda	Approval
• Results of the audit of Consolidated for the 39th fiscal year (Samil)

2007—5	July.20	• Report Agendas	Approved
• Results of the audit of account for 1H 40th Fiscal Year
• Overview of operations of the in-house controlling system

2007—6	Oct.17	• Deliberation Agenda • Approval of not-audit service for POS-IPC by PwC	3 members Participating
• Report Agendas
• Results of the audit of Consolidated for 1H 40th Fiscal Year
• Results of the audit of account for the 3Q 40th Fiscal Year
• Reporting operations plan of the accounting firm of affiliated Company
Outside

2007—7	Dec.18	• Deliberation Agenda • Assessment of operation of the Audit Committee in 2007	3 members Participating
• Report Agendas
• Assessment of operations of the external auditors in 2007
• Overview of operations of the external auditors in 2007
• Assessment of Directors and Employees ’ Observance of Ethics
• Reporting the Change of the External Auditor in POSCO Specialty Steel

2008—1	Jan.10	• Report Agendas • Reporting of operations of the Internal Audit System in 2007	3 members Participating

2008—2	Jan.28	• Deliberation Agendas	Approved
• Assessment of operations of the Internal Audit System in 2007
• Results of the audit of account for the 40th Fiscal Year
• Appointment of External Auditor
• Report Agendas
• Overview Results of the audit of account for the 40th FY by External Auditor

2008—3	Feb.22	• Deliberation Agenda	Approved
• Appointment of Internal Audit Manager
C. Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System
☐ Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
☐Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3)	Execution of Voting Rights by Minority Shareholders
[None]

D. Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Average payment
	Total payment	Ceiling amount approved at	per person
Category	(2007)	shareholders Meeting	(2007)	Remarks
Executive Director	3,931 million won	6 billion won	655million won

Independent Non-Executive Director	492 million won		55 million won	Including 4 members of Audit Committee

Total	4,423 million won		295million won
(2)	List of Stock Options Presented to Executives
(As of December 31, 2007)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Jul 23, 2001	Ku-Take Lee Tae-Hyun Hwang	45,184 9,037	34,518 8,653	10,666 384	July 24, 2003 ~July 23, 2008	KRW 98,900
	Dong-Jin Kim	9,037	7,903	1,134
	Chin-Choon Kim	9,037	8,037	1,000
	Youn Lee	9,037	9,037	0
	Seong-Sik Cho	9,037	9,037	0
	Jong-Tae Choi	9,037	7,903	1,134
	Hwang-Kyu Hwang	9,037	9,037	0
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Samuel F. Chevalier	2,259	2,259	0
	Woo-Hee Park	2,259	1,200	1,059

Apr. 27, 2002	Joon Yang Chung	9,316	9,316	0	April 28, 2004
	Chang-Ho Kim	9,316	931	8,385	~ April 27,2009	KRW 136,400
	Nam Suk Hur	9,316	9,316	0
	Chang-Kwan Oh	9,316	3,931	5,385

Sep.18 2002	Suk-Man Youn Young-Tae Keon	11,179	6,000	5,179	Sep. 19, 2004 ~Sep. 18, 2009	KRW 116,100
		9,316	931	8,385

Apr. 26, 2003	Kyeong-Ryul Ryoo Kim,E. Han	4,802 2,401	4,802 0	0 2,401	April 27, 2005 ~April 26, 2010	KRW102,900
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
	Jong-Tae Choi	1,921	192	1,729
	Hyun-Shik,Chang	9,604	960	8,644
	Oh-Joon, Kwon	9,604	5,604	4,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	9,427	177
	Dong-Hee, Lee	9,604	5,960	3,644
	Sang-Young, Lee	9,604	5,460	4,144
	Hyun-Uck, Sung	9,604	9,604	0
	Han-Yong,Park	9,604	9,604	0

Jul. 23, 2004	Ku-Taek Lee Chang-Oh Kang	49,000 24,500	0 24,500	49,000 0	July 24, 2006 ~July 23, 2011	KRW 151,700
	Kwang-Woong Choi	1,960	1,960	0

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Kwang Woo Jun	1,862	1,862	0
	Jeffery D Jones	1,862	1,862	0
	Yoon Suk Suh	1,862	500	1,362
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Kun Soo Lee	9,800	1,000	8,800
	Ki Chul Shin	9,800	0	9,800
	Kee Yeoung Park	9,800	9,800	0
	Kyu Jeong Lee	9,800	5,000	4,800
	Byung Ki Jang	9,800	1,800	8,000

Apr. 28, 2005	Sang Ho Kim Jong Doo Choi	12,000 2,000	12,000 0	0 2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
	Nam Suk Hur	2,000	0	2,000
	Jong Hai Won	10,000	10,000	0
	Tae Man Kim	10,000	10,000	0
	Jun Gil Cho	10,000	0	10,000
	Kwang Jae Yoo	10,000	10,000	0
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Yong Won Yoon	10,000	10,000	0
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000
Total		573,106	293,634	279,472
•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

V. Others
A. Results of POSCO’s 40 th Ordinary General Meeting of Shareholders
1.	Approval of Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 40th Fiscal Year
•	Total Assets (KRW) : 30,492,798 million

•	Total Liabilities (KRW) : 5,989,566 million

•	Paid-in Capital (KRW) : 482,403 million

•	Shareholder’s Equity (KRW): 24,503,232 million

•	Sales (KRW) : 22,206,685 million

•	Operating Income (KRW) : 4,308,275 million

•	Net Profit (KRW) : 3,679,431 million

•	Net Profit per Share (KRW) : 48,444
2.	Election of the Directors
2-1. Election of Independent Non-executive Director

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the last	with major
Name	Nominated by	Experience	3 years	shareholder	Tenure
Jan. 22, 1962

Ahn, Charles	Director Candidate Recommendation Committee	Chairman of The Board, AhnLab, Inc.	Granted Stock Option Right with 2,000 shares	None	3 years
2-2. Election of Independent Non-Executive Directors as Audit Committee Members

			Transaction with	Relationship
			POSCO for the last	with major
Name	Date of Birth	Major Experience	3 years	shareholder	Tenure
Nominated by
Jun. 24, 1945

Sun, Wook	Director Candidate Recommendation Committee	CEO, Nong Shim Co., Ltd.	Granted Stock Option Right with 2,000shares	None	3 years

Feb. 21, 1951

Park, Sang-Yong	Director Candidate Recommendation Committee	Professor, Yonsei University	None	None	3 years
2-3. Election of Executive Director

Transaction
			with POSCO	Relationship
	Date of Birth		for the last	with major
Name	Nominated by	Major Experience	3 years	shareholder	Tenure

Choi, Jong-Tae	Sep. 20, 1949 Board of Directors	Senior Executive Vice President, (Chief Staff Officer) POSCO	None	None	3 years
2-4. Approval of Limits of Total Remuneration for Directors

	The 40th Fiscal Year	The 41th Fiscal Year
	(2007)	(2008)
Number of Directors	15	15
(Independent Non-Executive Directors)	(9)	(9)
Ceiling Amount of	KRW 6.0 billion	KRW 6.0 billion
Total Remuneration

POSCO
Non-Consolidated Financial Statements
December 31, 2007 and 2006

POSCO
Non-Consolidated Balance Sheets
December 31, 2007 and 2006

(in millions of Korean won)	2007		2006

Assets
Current assets
Cash and cash equivalents (Notes 3 and 28)	~~W~~	691,034	~~W~~	512,421
Short-term financial instruments (Note 3)		1,443,301		626,446
Trading securities (Note 6)		1,239,290		1,922,457
Current portion of held-to-maturity securities (Note 7)		191,995		151,983
Trade accounts and notes receivable, net (Notes 4, 28 and 29)		1,894,850		1,803,742
Inventories, net (Note 5)		3,221,279		2,734,704
Other accounts and notes receivable, net (Notes 4, 28 and 29)		48,777		93,183
Other current assets, net (Notes 10)		37,369		25,949

Total current assets		8,767,895		7,870,885
Property, plant and equipment, net (Notes 8 and 30)		13,201,649		12,466,116
Investment securities, net (Note 7)		8,163,413		5,658,351
Intangible assets, net (Note 9)		211,975		229,418
Long-term trade accounts and notes receivable, net (Note 4)		19,364		22,572
Long-term financial instruments (Note 3)		47		45
Other long-term assets, net (Notes 10 and 28)		128,455		115,486

Total assets	~~W~~	30,492,798	~~W~~	26,362,873

POSCO
Non-Consolidated Balance Sheets
December 31, 2007 and 2006

(in millions of Korean won)	2007		2006

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Notes 11 and 28)	~~W~~	81,293	~~W~~	—
Trade accounts and notes payable (Notes 28 and 29)		632,047		519,682
Current portion of long-term debts, net of discount on debentures issued (Notes 11 and 28)		432,134		10,298
Accrued expenses (Note 13)		87,949		200,096
Other accounts and notes payable (Notes 28 and 29)		599,166		309,465
Withholdings		27,131		24,045
Income tax payable		823,723		567,559
Deferred income tax liabilities (Note 25)		96,673		75,824
Other current liabilities (Note 14)		31,690		39,935

Total current liabilities		2,811,806		1,746,904
Long-term debts, net of current portion and discount on debentures issued (Notes 12 and 28)		2,240,879		2,135,273
Accrued severance benefits, net (Note 13)		225,405		224,282
Deferred income tax liabilities (Note 25)		557,749		384,242
Other long-term liabilities (Notes 14 and 20)		153,727		80,514

Total liabilities		5,989,566		4,571,215

Commitments and contingencies (Note 15)

Shareholders’ Equity
Capital stock (Notes 1 and 16)		482,403		482,403
Capital surplus (Note 17)		4,109,818		3,934,588
Capital adjustments, net (Note 19)		(2,715,964)		(1,670,690)
Accumulated other comprehensive income (Note 26)		858,748		301,463
Retained earnings (Note 18)		21,768,227		18,743,894

Total shareholders’ equity		24,503,232		21,791,658

Total liabilities and shareholders’ equity	~~W~~	30,492,798	~~W~~	26,362,873

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

POSCO
Non-Consolidated Statements of Income
Years Ended December 31, 2007 and 2006

(in millions of Korean won, except per share amounts)	2007		2006

Sales (Notes 29 and 30)	~~W~~	22,206,685	~~W~~	20,043,409
Cost of goods sold (Notes 22 and 29)		16,606,087		15,033,450

Gross profit		5,600,598		5,009,959
Selling and administrative expenses (Note 23)		1,292,323		1,117,652

Operating profit		4,308,275		3,892,307

Non-operating income
Interest income		126,423		81,654
Dividend income		59,058		60,693
Gain on valuation of trading securities		9,290		16,457
Gain on disposal of trading securities		55,046		59,843
Gain on disposal of property, plant and equipment		13,160		13,920
Gain on disposal of derivatives transactions (Note 21)		13,380		779
Gain on foreign currency transactions		80,365		114,749
Gain on foreign currency translation		3,857		74,352
Equity in earnings of investees (Note 7)		605,844		327,878
Reversal of allowance for doubtful accounts		—		563
Others		82,524		60,002

		1,048,947		810,890

Non-operating expenses
Interest expense		103,324		78,785
Other bad debt expense		5,448		14,908
Loss on foreign currency transactions		89,859		112,770
Loss on foreign currency translation		58,840		1,345
Donations (Note 24)		150,543		135,352
Loss on disposal of property, plant and equipment		59,287		73,177
Loss on disposal of derivatives transactions (Note 21)		5,742		23,696
Equity in losses of investees (Note 7)		33,343		16,982
Loss on sales of accounts receivable		10,550		19,859
Others		48,277		107,889

		565,213		584,763

Income before income taxes		4,792,009		4,118,434
Income tax expense (Note 25)		1,112,578		911,829

Net income	~~W~~	3,679,431	~~W~~	3,206,605

Basic and diluted earnings per share (Note 27)	~~W~~	48,444	~~W~~	40,748
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

POSCO
Non-Consolidated Statements of Appropriations of Retained Earnings
Years Ended December 31, 2007 and 2006
(Dates of Appropriations: February 22, 2008 and February 23, 2007
for the years ended December 31, 2007 and 2006, respectively)

(in millions of Korean won)	2007		2006

Retained earnings before appropriations
Unappripriated retained earnings carried over from prior year	~~W~~	160,767	~~W~~	223,283
Interim dividends (Note 18)		(189,541)		(155,561)

Dividends(ratio) per share
~~W~~2,500 (50%) in 2007,
~~W~~2,000 (40%) in 2006
Net income		3,679,431		3,206,605

		3,650,657		3,274,327

Transfer from discretionary reserve
Reserve for reserch and human resource development		373,333		338,333

Appropriations of retained earnings
Reserve for reserch and human resource development		—		400,000
Cash dividends (Note 18)		566,552		465,558

Dividends(ratio) per share
~~W~~7,500 (150%) in 2007,
~~W~~6,000 (120%) in 2006
Reserve for business expansion		3,000,000		2,400,000
Appropriated retained earning for dividends		226,827		186,335

		3,793,379		3,451,893

Unappropriated retained earnings carried forward to subsequent year	~~W~~	230,611	~~W~~	160,767

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006

Cash flows from operating activities
Net income	~~W~~	3,679,431	~~W~~	3,206,605

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,720,991		1,557,715
Accrual of severance benefits		132,373		76,582
Gain on valuation of trading securities, net		(9,290)		(16,457)
Gain on disposal of trading securities, net		(55,046)		(59,843)
Loss on disposal of other non-current asset, net		7,620		64,259
Impairment loss on other non-current asset, net		845		—
Loss on disposal of property, plant and equipment, net		46,127		59,257
Gain on derivative transactions, net		(301)		—
Equity in earnings of investees, net		(572,501)		(310,896)
Stock compensation expense		123,881		49,885
Loss (gain) on foreign currency translation, net		56,797		(71,610)
Interest expense		3,130		2,977
Interest income		(2,884)		(3,627)
Welfare		66,824		136,662
Others		17,310		58,161

		1,535,876		1,543,065

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(101,096)		296,018
Decrease in other accounts and notes receivable		38,966		34,643
Increase in accrued income		(14,295)		(6,580)
Increase in prepaid expenses		(1,128)		(1,973)
Increase in inventories		(486,575)		(15,860)
Increase in trade accounts and notes payable		111,010		74,623
Increase (decrease) in other accounts and notes payable		289,035		(103,642)
Decrease in accrued expenses		(112,147)		(480,357)
Increase (decrease) in income tax payable		194,606		(693,668)
Payment of severance benefits		(24,392)		(19,671)
Transfers to the National Pension Fund		—		11
Increase in income tax expense due to changes in deferred income tax assets and liabilities		10,951		155,246
Decrease in retirement insurance deposits		(109,118)		(19,493)
Others, net		61,550		55,555

		(142,633)		(725,148)

Net cash provided by operating activities		5,072,674		4,024,522

POSCO
Non-Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006

Cash flows from investing activities
Disposal of short-term financial instruments		1,424,407		1,080,263
Disposal of trading securities		8,687,503		10,713,914
Disposal of available-for-sale securities		—		121,674
Disposal of held-to-maturity securities		—		2,000
Disposal of current portion of available-for-sale securities		182,000		—
Disposal of current portion of held-to-maturity securities		—		90,189
Proceeds from office lease deposits		281		865
Disposal of property, plant and equipment		15,982		18,015
Acquisition of short-term financial instruments		(2,241,262)		(1,122,154)
Acquisition of trading securities		(7,940,000)		(10,136,477)
Acquisition of available-for-sale securities		(1,028,144)		(284,962)
Acquisition of equity method investments		(451,617)		(396,209)
Acquisition of held-to-maturity securities		—		(19,999)
Acquisition of other non-current asset		(42,061)		(24,444)
Acquisition of property, plant and equipment		(2,464,890)		(3,088,117)
Acquisition of intangible assets		(20,531)		(17,970)
Others		30,853		(33,657)

Net cash used in investing activities		(3,847,479)		(3,097,069)

Cash flows from financing activities
Proceeds from short-term borrowings		282,887		395,358
Proceeds from long-term debts		957		45,100
Proceeds from debentures		497,897		1,687,833
Proceeds from treasury stock		406,991		69,779
Acquisition of treasury stock		(1,291,363)		(851,123)
Repayment long-term debts		(20,927)		—
Repayment of current portion of long-term debts		(9,419)		(932,276)
Repayment of short-term debts		(201,437)		(395,358)
Payment of cash dividends		(655,099)		(636,487)
Dcrease in derivatives		—		(42,423)
Dcrease in Financial lease		(5,742)		—
Others		(51,327)		(5,073)

Net cash used in financing activities		(1,046,582)		(664,670)

Net increase in cash and cash equivalents		178,613		262,783
Cash and cash equivalents (Note 32)
Beginning of the year		512,421		249,638

End of the year	~~W~~	691,034	~~W~~	512,421

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The Company owns and operates two steel plants in Korea. Annual production capacity is 33,000 thousand tons: 15,000 thousand tons at the Pohang mill, and 18,000 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company’s head office is located in Pohang, Korea, and it also operates internationally through seven of its overseas liaison offices.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of £Ü5,000 per share. The Company retired 2,891,140; 2,807,690; 1,815,640, and 1,779,320 shares of treasury stock with the approval of the Board of Directors on August 25, 2001, November 20, 2002, July 22, 2003, and October 19, 2004 respectively. Accordingly, total outstanding shares are 87,186,835 as of December 31, 2007.

As of December 31, 2007, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)

Nippon Steel Corporation[1]	4,394,712	5.04
Mirae Asset Investments Co., Ltd.	3,660,603	4.20
National Pension Service	3,404,897	3.91
SK Telecom Co., Ltd.	2,481,310	2.85
Pohang University of Science and Technology	2,000,000	2.29
Others	71,245,313	81.71

	87,186,835	100.00

[1]	Nippon Steel Corporation has American Depositary Receipts(ADRs), each of which represents 0.25 share of POSCO’s common share and has par value of ~~W~~5,000 per share.
As of December 31, 2007, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

2.	Summary of significant accounting policies

Basis of presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

In 2007, the Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:
•	SKFAS No. 11, Discontinued Operations

•	SKFAS No. 21, Preparation and Presentation of Financial Statements

•	SKFAS No. 22, Share-Based Compensation

•	SKFAS No. 23, Earnings Per Share
In accordance with SKFAS No. 21, Preparation and Presentation of Financial Statements I, the Company’s financial statements include the statement of changes in shareholders’ equity. The Company classified its capital adjustments account into capital adjustments and accumulated other comprehensive income and expense, and also disclosed the details of its comprehensive income in the notes to the financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of income.

Certain prior year accounts, presented herein for comparative purposes, have been reclassified to conform to current year’s presentation within the financial statements. Such reclassification does not impact the net income or net assets reported in the prior year.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Revenue recognition
Revenue is the gross inflow of economic benefits arising in the ordinary course of the Company’s activities and is measured as the fair value of the consideration received or receivable for the sale of goods and services in the said ordinary course of the Company’s activities. Revenue is shown as net of value-added tax, sales discounts and sales returns. The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow into the Company.

Revenue from the sale of goods are recognized when the significant risks and rewards of ownership of goods are transferred to the buyer.

Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.

Allowance for doubtful accounts
The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.

Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the moving-weighted average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense. Replacement cost is used for the estimate of net realizable value of raw materials. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The said reversal is deducted from cost of sales.

Investments in securities
Costs of securities are determined using the moving-weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses of available-for-sale securities are recognized in the income statement.

Equity method investments
Investees over which the Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates. The Company believes that if the financial statements were reviewed, differences between unreviewed and reviewed financial statements would not have a material effect on the financial statements of the Company.

Property, plant and equipment, and related depreciation
Property, plant and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property, plant and equipment are stated net of accumulated depreciation computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	20-40 years
Machinery and equipment	8 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Intangible assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Intellectual property rights	5-10 years
Land usage rights	40 years
Port facilities usage rights	1-75 years
Other intangibles	4-20 years
Port facilities usage rights and land usage rights, which represent rights to use certain port facilities and land, are amortized over the term of exclusive rights.

The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as other intangible assets only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of other intangible assets (development cost) should be based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

Discounts on debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Valuation of assets and liabilities at present value
Receivables and payables resulting from on long-term installment payment transactions, long-term cash loans or other similar borrowings, are valued at their present values, discounted at an appropriate discount rate when the difference between the nominal value and present value is material. The present value discounts are amortized or recovered using the effective interest rate method and are recognized as interest income or expense over the term of the contract.

Accrued severance benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

The Company has partially funded the accrued severance benefits through severance insurance deposits with an insurance company. Deposits made by the Company are recorded as deductions from accrued severance benefits. The excess portion of deposits over accrued severance benefits is recorded as other investments.

Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity as accumulated other comprehensive income and expense.

Translation of assets and liabilities denominated in foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.

Currency translation for foreign operations
Assets and liabilities of a foreign branch or company subject to the equity method of accounting for investments are translated into Korean won at the rates of exchange in effect at the balance sheet date, while their equity is translated at the exchange rate at the time of transaction, and income statement accounts at the average rate over the period. Resulting translation gains and losses are recorded as accumulated other comprehensive income and expense. Corresponding gains and losses are recognized as gain or loss when the foreign branch or subsidiary is liquidated or sold.

Income tax and deferred income tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Impairment of assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

Non-Capitalization of interest expense
The Company expenses interest expense incurred on borrowings used to finance the cost of manufacturing, acquisition, and construction of inventory and property, plant, and equipment that require more than one year to complete from the initial date of manufacture, acquisition, and construction.

Provisions and contingent liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Treasury stock
In accordance with the cost method, the acquisition cost of the Company’s treasury stocks are recorded as an adjustment to shareholders’ equity. Gain on disposal of treasury stock is recorded as other capital surplus and loss on disposal of treasury stock is first deducted from gain on disposal of treasury stock recorded in other capital surplus, recording the balance as capital adjustments and then offset against retained earnings in accordance with the order of disposition of deficit.

Restructuring of receivables
The Company recognizes losses on doubtful receivables from financially troubled companies being restructured under work-out plans or other similar rescheduling agreements if the total discounted future cash receipts of such receivables as specified under the modified terms of the work-out plans or other similar rescheduling agreements are less than the nominal amount of the receivables.

Sale of receivables
The Company sells or discounts certain amounts or notes receivable to financial institutions and accounts for these transactions as sale of the receivables if the rights and obligations relating to the receivables sold are substantially transferred to the buyers. The losses from the sale of the receivables are charged to operations as incurred.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

3. Cash and Cash Equivalents, and Financial Instruments
     Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2007 and 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Cash and cash equivalents
Checking accounts	—	~~W~~	1,539	~~W~~	988
Money market deposit accounts	5.10 — 5.37		103,800		134,000
Time deposits in foreign currency	4.40 — 5.50		215,692		287,433
Time deposits	—		—		20,000
Repurchase agreement	5.05 — 6.25		370,000		70,000
Others	—		3		—

		~~W~~	691,034	~~W~~	512,421

Short-term financial instruments
Ordinary deposits [1]	0.50		5,140		4,444
Time deposits	5.05 — 6.10		540,000		360,000
Specified money in trust	—		135,231		52,002
Certificates of deposit	5.20 — 7.06		747,930		170,000
Repurchase Agreement	5.60		15,000		40,000

		~~W~~	1,443,301	~~W~~	626,446

Long-term financial instruments
Guarantee deposits for opening accounts [2]	—	~~W~~	47	~~W~~	45

[1]	In relation to government appropriated project, cash on hand and in banks have withdrawal restrictions.

[2]	The Company is required to provide deposits amounting to ~~W~~47 million as of December 31, 2007 (2006 : ~~W~~45 million), to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Trade accounts and notes receivable	~~W~~	1,896,352	~~W~~	1,805,728
Less: Allowance for doubtful accounts		(1,502)		(1,986)

	~~W~~	1,894,850	~~W~~	1,803,742

Other accounts and notes receivable	~~W~~	77,104	~~W~~	116,064
Less: Allowance for doubtful accounts		(28,327)		(22,881)

	~~W~~	48,777	~~W~~	93,183

Long-term trade accounts and notes receivable	~~W~~	31,831	~~W~~	28,259
Less: Allowance for doubtful accounts		(12,467)		(5,687)

	~~W~~	19,364	~~W~~	22,572

Accounts stated at present value under long-term deferred payment terms are as follows:

(in millions of Korean won)
Long-term trade									Allowance for
accounts							Receivable		doubtful
receivable	Face Value		Receive(‘99~‘06)		Receive(‘07)		balance		accounts		Book Value		Interest(‘07)
BNG Steel Co., Ltd.	~~W~~	12,794	~~W~~	7,676	~~W~~	2,559	~~W~~	2,559	~~W~~	189	~~W~~	2,370	~~W~~	375
		64,100		32,000		6,400		25,700		2,848		22,852		2,281

	~~W~~	76,894	~~W~~	39,676	~~W~~	8,959	~~W~~	28,259	~~W~~	3,037	~~W~~	25,222	~~W~~	2,656

The Company computed discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s year end and accounted them as allowance for doubtful accounts in accordance with SKFAS No. 13, Troubled Debt Restructurings.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

5.	Inventories

Inventories as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Finished goods	~~W~~	490,817	~~W~~	495,569
Semi-finished goods		862,831		686,944
Raw materials		1,187,180		903,433
Materials-in-transit		674,429		645,826
Others		6,022		2,932

	~~W~~	3,221,279	~~W~~	2,734,704

6.	Trading Securities

Trading securities as of December 31, 2007 and 2006, are as follows:

	2007						2006
(in millions of Korean won)	Acqusition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	1,230,000	~~W~~	1,239,290	~~W~~	1,239,290	~~W~~	1,922,457

7.	Investment Securities

Investment securities, net of current portion, as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Available-for-sale securities, net	~~W~~	3,818,714	~~W~~	2,444,580
Held-to-maturity securities, net		31,440		103,224
Equity-method investments		4,313,259		3,110,547

	~~W~~	8,163,413	~~W~~	5,658,351

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Available-For-Sale Securities
Available-for-sale securities as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Available-for-sale securities
Marketable equity securities	~~W~~	3,680,054	~~W~~	2,297,584
Non-marketable equity securities		138,036		146,495
Investments in bonds		124		1
Investments in capital		500		500

	~~W~~	3,818,714	~~W~~	2,444,580

Investments in marketable equity securities as of December 31, 2007 and 2006, are as follows:

	2007						2006
		Percentage of					Book
(in millions of Korean won)	Number of shares	ownership (%)	Acquisition Cost		Book Value		Value

Hanil Iron & Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	5,811	~~W~~	4,435
HI Steel Co., Ltd.	135,357	9.95		1,609		2,430		2,166
Munbae Steel Co., Ltd.	1,849,380	9.02		3,588		8,230		2,395
Hana Financial Group Inc.	4,663,776	2.20		29,998		235,054		228,058
SK Telecom Co., Ltd.[1]	4,241,411	5.22		1,197,441		1,061,740		931,735
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.45		3,911		2,831		1,025
Nippon Steel Corporation	238,352,000	3.50		719,622		1,374,491		1,117,010
Korea Line Corp.	217,373	2.17		8,067		35,867		10,760
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,505		653,572		—
Shinhan Financial Group Inc.	3,815,676	1.00		219,467		204,139		—
SeAH Steel Corp.	540,000	10.11		18,792		26,028		—
Thainox Stainless Public Company Ltd.	1,200,000,000	15.00		42,301		46,243		—
Union Steel Co., Ltd.	1,005,000	9.80		40,212		23,618		—

			~~W~~	2,630,926	~~W~~	3,680,054	~~W~~	2,297,584

[1]	The 1,899,840 SK Telecom Co., Ltd. shares, classified as available-for-sale securities, have been pledged as collateral for exchangeable bonds (Note 12).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Investments in non-marketable equity securities as of December 31, 2007 and 2006, are as follows:

	2007						2006
		Percentage of					Book
(in millions of Korean won)	Number of Shares	Ownership (%)	Acquisition Cost		Book Value		Value

The Siam United Steel	11,071,000	12.30	~~W~~	34,658	~~W~~	34,658	~~W~~	34,658
Global Unity Ltd.	70,649	13.33		710		710		710
PT-POSNESIA Stainless Steel Industry [3]	29,610,000	70.00		9,474		1,567		1,567
Hankyung Shinmun Co., Ltd.	28,728	0.15		309		309		309
The Seoul Shinmun Co., Ltd.	1,614,000	19.40		7,479		—		—
KMJ News Co., Ltd.	2,000	2.67		20		20		20
Pohang Steelers Co., Ltd.	40,000	16.67		200		200		200
Chunnam Dragons Football Club Co.,Ltd.	19,799	13.20		99		99		99
POSHOME Co., Ltd.	10,000	3.69		50		50		50
Keo Yang Shipping Co., Ltd.	150,000	0.88		780		780		780
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		8,930		8,930
Kihyup Technology Banking Corp.	600,000	10.34		3,000		3,000		3,000
LG Powercom Corporation [1]	3,600,000	3.00		153,000		53,370		64,107
POSWITH Co., Ltd. [3]	320,000	100.00		1,600		1,600		—
ESCO Professionals., Ltd.	4,210	7.02		21		21		21
TFS Global Co., Ltd.	5,290	5.88		26		26		26
CTA Co., Ltd.	73,390	10.48		37		37		37
Woori DCI Co., Ltd.	5,653	18.84		28		28		28
RCC Co., Ltd.	9,053	18.11		45		45		45
MTS Korea Co., Ltd.	11,076	18.46		55		55		—
TaihanST Corp.,Ltd.	796,000	19.90		13,930		13,930		—
WUHAN Excellent Steel Center(WESC) [2]	—	5.00		432		432		432
POSCO STEEL Processing Center Co. LTD (POSK-PPC) 2, [3]	—	20.00		1,869		1,869		928
POSCO Poland Steel Processing Center (POS-PPC) [3]	30,000	30.00		3,803		3,803		—
POSCO-SAMSUNG-SUZHOU PROCESSING CENTER (POSS-SZPC) 2, [3]	—	30.00		1,608		1,608		—
POSCO (Chongqing) Automotive Processing Center (POS-CPC) [2] [3]	—	90.00		6,201		6,201		—
POSCO MEXICO HUMAN TECH 2, [3]	—	—		3		3		—
POSCO-SAMSUNG-Slovakia PROCESSING CENTER (POSS-SLPC) 2, [3]	—	30.00		1,794		1,794		—
Europe Steel Distribution Center (POS-ESDC, Logistics, Trading and Investment d.o.o) 2, [3]	—	50.00		1,893		1,893		—
HAMOS 2, [3]	—	20.00		998		998		—
BX Steel Posco Cold Rolled Sheet Co., Ltd. [4]	—	—		—		—		26,803
MYANMAR POSCO STEEL [4]	—	—		—		—		3,717
Nickel Mining Company SAS [4]	—	—		—		—		28

			~~W~~	253,052	~~W~~	138,036	~~W~~	146,495

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

[1]	The fair value of LG Powercom Corporation was based on the valuation report of a public rating services company. Except for LG Powercom Corporation, investments without an objective fair value were accounted for at their acquisition costs.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	Those investments were not accounted for using the equity method as either they are under liquidation proceedings as of December 31, 2007 or their total assets are less than ~~W~~7 billion.

[4]	Those investments were reclassified to equity-method investments from available-for-sale securities.
Investments in bonds as of December 31, 2007 and 2006, are as follows:

		2007						2006
(in millions of Korean won)	Maturity	Acquisition Cost		Fair Value		Book Value		Book Value

Government bonds	Less than 1 year	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
	1-5 years		76		76		76		1
	5-10 years		48		48		48		—

		~~W~~	124	~~W~~	124	~~W~~	124	~~W~~	1

Investment in capital as of December 31, 2007 and 2006, mainly consists of :

	2007						2006
(in millions of Korean won)	Acquisition Cost		Net Asset Value		Book Value		Book Value

Purunichildcare	~~W~~	500	~~W~~	500	~~W~~	500	~~W~~	500

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences during the years ended December 31, 2007 and 2006, are as follows:

	2007						2006
	Beginning		Increase		Ending		Beginning		Increase		Ending
(in millions of Korean won)	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance

Marketable equity securities
Hanil Iron & Steel Co., Ltd.	~~W~~	1,467	~~W~~	997	~~W~~	2,464	~~W~~	1,039	~~W~~	428	~~W~~	1,467
HISteel Co., Ltd.		404		191		595		404		—		404
Moonbae Steel Co., Ltd.		(865)		4,230		3,365		(496)		(369)		(865)
Hana Financial Group Inc.		143,594		5,072		148,666		132,918		10,676		143,594
Korea Investment Corporation		—				—		—		—		—
SK Telecom Co., Ltd.		(185,185)		86,802		(98,383)		(352,910)		167,725		(185,185)
Samjung Packing & Aluminum Co., Ltd.		—				—		—		—		—
Dong Yang Steel Pipe Co., Ltd.		(2,092)		1,310		(782)		(2,041)		(51)		(2,092)
Nippon Steel Corporation		412,453		62,327		474,780		180,562		231,891		412,453
Korea Line Corporation		1,952		18,203		20,155		(1,783)		3,735		1,952
Hyundai Heavy Industries Co., Ltd.		—		224,798		224,798		—		—		—
SeAH Steel Corp.		—		5,246		5,246		—		—		—
Thainox Stainless Public Company		—		2,858		2,858		—		—		—
Shinhan Financial Group Inc.		—		(11,114)		(11,114)		—		—		—
Union Steel Co., Ltd.		—		(12,031)		(12,031)		—		—		—

		371,728		388,889		760,617		(42,307)		414,035		371,728

Non-marketable equity securities
Myanmar POSCO Steel		(618)		618		—		—		(618)		(618)
LG Powercom Corporation		(64,447)		(7,785)		(72,232)		(73,403)		8,956		(64,447)

Investments in bonds		—		—		—		670		(670)		—

	~~W~~	306,663	~~W~~	381,722	~~W~~	688,385	~~W~~	(115,040)	~~W~~	421,703	~~W~~	306,663

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Held-To-Maturity Securities
Held-to-maturity securities as of December 31, 2007 and 2006, are as follows:

		2007				2006
(in millions of Korean won)	Maturity	Acquisition Cost		Book Value		Book Value

Current portion of held-to-maturity securities
Government bonds	Less than 1 year	~~W~~	191,968	~~W~~	191,995	~~W~~	151,983

Held-to-maturity securities
Government bonds[1]	1~5 years		1,798		1,810		73,654
	5~10 years		29,615		29,630		29,570

			31,413		31,440		103,224

		~~W~~	223,381	~~W~~	223,435	~~W~~	255,207

1	The Company provided government bonds, amounting to ~~W~~31,440 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
Total interest income earned from investment securities amounted to ~~W~~12,577 million in 2007 (2006: ~~W~~14,596 million).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Equity-Method Investments
Equity method investments as of December 31, 2007 and 2006, are as follows:

	2007								2006
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value		Value		Value
Investee
POSCO E&C	27,781,080	90.94	~~W~~	365,789	~~W~~	1,185,144	~~W~~	657,107	~~W~~	365,458
Posteel Co., Ltd.	17,155,000	95.31		113,393		308,712		283,509		257,192
POSCON Co., Ltd.	3,098,610	88.04		49,822		132,282		46,261		17,826
Pohang Steel Co., Ltd.	3,412,000	56.87		82,017		154,970		155,769		163,955
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		50,129		27,005		20,974
POSDATA Co., Ltd.	50,440,720	61.85		52,749		101,984		95,191		89,160
POSCO Research Institute	3,800,000	100.00		19,000		23,202		23,196		22,995
Seung Kwang Co., Ltd.	2,737,000	69.38		28,408		28,915		28,916		30,493
POS-AC Co., Ltd.	230,000	100.00		1,043		30,321		9,972		—
Changwon Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		491,876		487,376		433,950
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		22,531		11,264		17,101
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		36,792		36,792		31,105
eNtoB Corporation[3]	560,000	17.50		2,800		4,230		4,163		3,349
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		41,210		83,279		74,627		64,858
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		18,170		18,172		16,705
POSMATE Co., Ltd.	214,286	30.00		7,233		10,831		9,531		8,433
Samjung Packing & Aluminum Co., Ltd.[3]	270,000	9.00		2,714		7,202		5,138		4,228
POSCO Power Corp.	40,000,000	100.00		597,170		549,816		618,048		611,854
SNNC Co., Ltd.	18,130,000	49.00		90,650		89,282		89,516		18,886
Pohang Steel America Corporation. (POSAM)	319,024	99.45		263,232		97,609		86,093		90,456
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		164,217		199,968		101,324
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		20,328		19,380		18,267
VSC-POSCO Steel Corporation (VPS)[2]	—	35.00		4,758		4,865		4,750		3,304
DALIAN POSCO-CFM Coil Center Co., Ltd.[2]	—	30.00		7,189		2,888		1,657		3,456
POS-Tianjin Coil Center Co., Ltd.2, [3]	—	10.00		653		983		926		668
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

	2007								2006
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value		Value		Value
Investee
Zhangjiagang Pohang Stainless Steel Co., Ltd.[2]	—	58.60	~~W~~	234,204	~~W~~	308,431	~~W~~	338,703	~~W~~	263,340
Guangdong Pohang Coated Steel Co., Ltd.[2]	—	83.66		26,297		18,239		17,313		15,124
POSCO Thailand Co., Ltd.	3,805,383	64.05		13,236		12,068		9,696		5,840
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		2,507		2,612		—
KOBRASCO	2,010,719,185	50.00		32,950		42,707		40,509		32,981
POSINVEST	5,000,000	100.00		53,189		67,036		67,036		64,862
POSCHROME	21,675	25.00		4,859		6,656		5,056		5,375
Guangdong Xingpu Steel Center Co., Ltd.[2,3]	—	10.50		927		1,569		1,454		1,199
POS-HYUNDAI STEEL[3]	2,345,558	10.00		1,057		1,361		1,363		921
POSVINA[2]	—	50.00		1,527		2,262		2,096		2,060
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00		2,308		4,801		4,587		3,844
PT POSMI Steel Indonesia[3]	1,193	9.47		782		793		803		829
Qingdao Pohang Stainless Steel Co., Ltd.[2]	—	70.00		49,733		54,141		51,257		36,502
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.[2]	—	90.00		31,023		32,984		30,181		18,269
POSCO—China Holding Corp.[2]	—	100.00		165,233		145,738		173,158		146,254
POSCO—Japan Co., Ltd.	90,438	100.00		50,558		57,940		45,878		30,384
POSCO—India Private Ltd.	224,999,999	100.00		52,627		49,386		49,386		43,872
Posco-India Steel Processing Center Private Limited.	42,764,058	65.00		9,466		13,347		12,160		8,340
POSCO-Foshan Steel Processing Center Co., Ltd.[2]	—	44.67		9,408		8,481		8,545		34,554
Nickel Mining Company	3,234,698	49.00		157,585		200,622		200,622		—
POSCO-Vietnam Co., Ltd.[2]	—	100.00		146,802		146,421		146,421		—
POSCO-Mexico Co., Ltd.	257,916,530	52.19		21,950		21,119		21,078		—
POSS Delhi Steel Processing Center Pvt. Ltd.[2]	—	76.48		9,089		10,738		10,759		—
POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.[2]	—	24.00		6,718		7,128		7,128		—
POSCO Vietnam Processing Center Co., Ltd.[2]	—	80.00		8,192		7,944		7,893		—
BX Steel POSCO Cold Rolled Sheet Co., Ltd.[2]	—	25.00		61,961		50,989		63,238		—

			~~W~~	3,256,782	~~W~~	4,895,966	~~W~~	4,313,259	~~W~~	3,110,547

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

[1]	Due to the delay in the closing of December 31, 2007 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed.

[2]	No shares have been issued in accordance with the local laws or regulations.

[3]	Equity method of accounting is applied as the Company has significant influence on investees directly or indirectly through is affiliates by owning more than 20% of outstanding shares of investees.
The valuation of equity method investments as of and for years ended December 31, 2007 and 2006, are as follows:

			Equity in						Equity in
	Jan. 1		Earnings		Other		Dec. 31		Earnings		Other		Dec. 31
	2006		(Losses)		Increase		2006		(Losses)		Increase		2007
(in millions of Korean won)	Balance		of Investee		(Decrease)[1]		Balance		of Investee		(Decrease)[1]		Balance
Investee
POSCO E&C	~~W~~	339,731	~~W~~	41,426	~~W~~	(15,699)	~~W~~	365,458	~~W~~	299,478	~~W~~	(7,829)	~~W~~	657,107
Posteel Co., Ltd.		252,064		13,983		(8,855)		257,192		17,499		8,818		283,509
POSCON Co., Ltd.		15,470		5,455		(3,099)		17,826		31,540		(3,105)		46,261
Pohang Steel Co., Ltd.		160,793		3,162		—		163,955		4,199		(12,385)		155,769
POSCO Machinery & Engineering Co., Ltd.		15,946		5,111		(83)		20,974		5,182		849		27,005
POSDATA Co., Ltd.		84,164		5,006		(10)		89,160		5,326		705		95,191
POSCO Research Institute		22,791		204		—		22,995		201		—		23,196
Seung Kwang Co., Ltd.		31,231		(738)		—		30,493		(1,577)		—		28,916
POS-AC Co., Ltd.		493		(493)		—		—		9,972		—		9,972
Changwon Specialty Steel Co., Ltd.		387,022		46,928		—		433,950		58,082		(4,656)		487,376
POSCO Machinery Co., Ltd.		15,541		1,560		—		17,101		(5,837)		—		11,264
POSTECH Venture Capital Co., Ltd.		31,179		1,439		(1,513)		31,105		6,470		(783)		36,792
eNtoB Corporation		3,076		273		—		3,349		813		1		4,163
POSCO Refractories & Environment (POSREC)		61,477		6,060		(2,679)		64,858		12,405		(2,636)		74,627
POSCO Terminal Co., Ltd.		15,696		1,009		—		16,705		1,466		1		18,172
POSMATE Co., Ltd.		7,687		1,989		(1,243)		8,433		1,450		(352)		9,531
Samjung Packing & Aluminum Co., Ltd.		3,240		1,206		(218)		4,228		1,113		(203)		5,138
POSCO Power Corp.		290,261		16,670		304,923		611,854		8,919		(2,725)		618,048
SNNC Co., Ltd.		—		(183)		19,069		18,886		(951)		71,581		89,516
Pohang Steel America Corporation (POSAM)		101,340		10,076		(20,960)		90,456		(14,363)		10,000		86,093
POSCO Australia Pty. Ltd. (POSA)		66,090		17,264		17,970		101,324		8,036		90,608		199,968
POSCO Asia Co., Ltd. (POA)		17,302		2,308		(1,343)		18,267		374		739		19,380
VSC-POSCO Steel Corporation (VPS)		3,434		97		(227)		3,304		1,526		(80)		4,750
DALIAN POSCO-CFM Coil Center Co., Ltd.		8,114		(4,275)		(383)		3,456		(2,043)		244		1,657
POS-Tianjin Coil Center Co., Ltd.		1,142		(416)		(58)		668		187		71		926
Zhangjiagang Pohang Stainless Steel Co., Ltd.		178,699		57,357		27,284		263,340		34,039		41,324		338,703
Guangdong Pohang Coated Steel Co., Ltd.		22,325		(6,273)		(928)		15,124		646		1,543		17,313
POSCO Thailand Co., Ltd.		4,977		463		400		5,840		(1,641)		5,497		9,696
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

			Equity in						Equity in
	Jan. 1		Earnings		Other		Dec. 31		Earnings		Other		Dec. 31
	2006		(Losses)		Increase		2006		(Losses)		Increase		2007
(in millions of Korean won)	Balance		of Investee		(Decrease)[1]		Balance		of Investee		(Decrease)[1]		Balance
Investee
Myanmar-POSCO Co., Ltd.	~~W~~	3,717	~~W~~	—	~~W~~	(3,717)	~~W~~	—	~~W~~	(855)	~~W~~	3,467	~~W~~	2,612
KOBRASCO		30,440		22,202		(19,661)		32,981		18,621		(11,093)		40,509
POSINVEST		66,312		3,688		(5,138)		64,862		1,981		193		67,036
POSCHROME		6,085		2,223		(2,933)		5,375		1,933		(2,252)		5,056
Guangdong Xingpu Steel Center Co., Ltd.		1,474		(196)		(79)		1,199		142		113		1,454
POS-HYUNDAI STEEL		751		213		(43)		921		303		139		1,363
POSVINA		1,849		711		(500)		2,060		83		(47)		2,096
Posmmit Steel Centre SDN BHD (POS-MMIT)		3,208		695		(59)		3,844		454		289		4,587
PT POSMI Steel Indonesia		449		(9)		389		829		(33)		7		803
Qingdao Pohang Stainless Steel Co., Ltd.		15,623		22,448		(1,569)		36,502		10,905		3,850		51,257
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		18,839		433		(1,003)		18,269		(98)		12,010		30,181
POSCO—China Holding Corp.		132,161		32,319		(18,226)		146,254		18,414		8,490		173,158
POSCO—Japan Co., Ltd.		30,173		3,900		(3,689)		30,384		7,015		8,479		45,878
POSCO—India Private Ltd.		50,218		(3,605)		(2,741)		43,872		(575)		6,089		49,386
Posco-India Steel Processing Center Private Limited.		4,825		(668)		4,183		8,340		2,485		1,335		12,160
POSCO-Foshan Steel Processing Center Co., Ltd.		—		—		—		—		(1,039)		9,584		8,545
Nickel Mining Company		—		—		—		—		32,218		168,404		200,622
POSCO-Vietnam Co., Ltd.		—		(126)		34,680		34,554		(2,853)		114,720		146,421
POSCO-Mexico Co., Ltd.		—		—		—		—		(1,062)		22,140		21,078
POSS Delhi Steel Processing Center Pvt. Ltd.		—		—		—		—		558		10,201		10,759
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.		—		—		—		—		—		7,128		7,128
POSCO Vietnam Processing Center Co., Ltd.		—		—		—		—		(416)		8,309		7,893
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		—		—		—		—		1,809		61,429		63,238

	~~W~~	2,507,409	~~W~~	310,896	~~W~~	292,242	~~W~~	3,110,547	~~W~~	572,501	~~W~~	630,211	~~W~~	4,313,259

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee for years ended December 31, 2007 and 2006, are as follows:

	Jan. 1 2006		Increase		Amortization		Dec. 31 2006		Increase		Amortization		Dec. 31 2007
(in millions of Korean won)	Balance		(Decrease)[1]		(Recovery)		Balance		(Decrease)[1]		(Recovery)		Balance
Investee
POSCO Refractories & Environment (POSREC)	~~W~~	(375)	~~W~~	—	~~W~~	(282)	~~W~~	(93)	~~W~~	—	~~W~~	(93)	~~W~~	—
POSMATE Co., Ltd.		(704)		—		(156)		(548)		—		(157)		(391)
Samjung Packing & Aluminum Co., Ltd.		(1,918)		—		(426)		(1,492)		—		(427)		(1,065)
POSCO Power Corp.		65,804		27,745		14,032		79,517		10,592		21,203		68,906
SNNC Co., Ltd.		—		—		—		—		209		21		188
Pohang Steel America Corporation (POSAM)		404		—		158		246		(1)		150		95
Guangdong Pohang Coated Steel Co., Ltd.		(49)		—		(28)		(21)		—		(18)		(3)
Posmmit Steel Centre SDN BHD (POS-MMIT)		39		—		20		19		—		19		—
PT POSMI Steel Indonesia (POSMI)		79		12		41		50		1		42		9
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		—		—		—		—		13,363		1,114		12,249

	~~W~~	63,280	~~W~~	27,757	~~W~~	13,359	~~W~~	77,678	~~W~~	24,164	~~W~~	21,854	~~W~~	79,988

[1]	Increase (decrease) represents changes in differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee primarily due to an additional acquisition of equity method investments.
Details on the eliminations of unrealized profit from intercompany transactions for years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Allowance for doubtful accounts	~~W~~	272	~~W~~	(1,733)
Inventories		28,444		15,947
Property, plant and equipment, and intangible assets		155,898		(166,835)

Total	~~W~~	184,614	~~W~~	(152,621)

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

A summary of financial information on equity-method investees as of and for the year ended December 31, 2007, is as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Sales		Net Income (Loss)
Investee
POSCO E&C	~~W~~	2,691,754	~~W~~	1,388,495	~~W~~	3,445,694	~~W~~	205,200
Posteel Co., Ltd.		528,933		205,014		1,675,292		18,275
POSCON Co., Ltd.		272,813		122,552		358,028		24,167
Pohang Steel Co., Ltd.		411,767		139,252		678,481		6,499
POSCO Machinery & Engineering Co., Ltd.		103,407		53,277		214,307		(1,679)
POSDATA Co., Ltd.		286,117		121,232		365,297		5,025
POSCO Research Institute		26,385		3,183		18,239		192
Seung Kwang Co., Ltd.		75,779		34,103		12,555		(1,971)
POS-AC Co., Ltd.		46,627		16,306		57,825		7,027
Changwon Specialty Steel Co., Ltd.		1,076,323		584,446		1,553,616		60,228
POSCO Machinery Co., Ltd.		43,534		21,004		142,990		(10,605)
POSTECH Venture Capital Co., Ltd.		40,457		1,729		1,368		6,812
eNtoB Corporation		64,663		40,494		553,608		2,653
POSCO Refractories & Environment (POSREC)		138,798		—		16,529		22,857
POSCO Terminal Co., Ltd.		40,673		5,046		34,361		3,027
POSMATE Co., Ltd.		60,447		24,344		73,574		5,893
Samjung Packing & Aluminum Co., Ltd.		144,931		64,907		257,630		12,959
POSCO Power Corp.		1,003,927		483,286		567,367		33,648
SNNC Co., Ltd.		193,367		11,158		—		(1,850)
Pohang Steel America Corporation (POSAM)		179,703		81,552		176,400		(17,894)
POSCO Australia Pty. Ltd. (POSA)		318,277		110,609		59,274		16,898
POSCO Asia Co., Ltd. (POA)		77,972		57,644		1,197,103		1,788
VSC-POSCO Steel Corporation (VPS)		40,535		26,635		97,015		2,782
DALIAN POSCO-CFM Coil Center Co., Ltd.		67,646		58,020		104,061		(4,067)
POS-Tianjin Coil Center Co., Ltd.		29,971		20,141		85,133		1,257
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

(in millions of Korean won)	Total Assets		Total Liabilities		Sales		Net Income (Loss)
Investee
Zhangjiagang Pohang Stainless Steel Co., Ltd.	~~W~~	1,685,975	~~W~~	1,159,643	~~W~~	2,658,389	~~W~~	36,054
Guangdong Pohang Coated Steel Co., Ltd.		80,883		59,083		106,540		1,862
POSCO Thailand Co., Ltd.		100,878		82,035		160,320		625
Myanmar-POSCO Co., Ltd.		8,819		5,238		8,019		48
KOBRASCO		206,005		120,590		312,630		31,333
POSINVEST		156,138		89,103		168		1,994
POSCHROME		34,600		7,978		44,947		11,424
Guangdong Xingpu Steel Center Co., Ltd.		43,582		28,639		69,259		96
POS-HYUNDAI STEEL		20,697		7,088		73,103		2,769
POSVINA		6,436		1,911		19,456		391
Posmmit Steel Centre SDN BHD (POS-MMIT)		45,442		29,437		66,576		1,870
PT POSMI Steel Indonesia		51,221		42,841		60,151		703
Qingdao Pohang Stainless Steel Co., Ltd.		193,775		116,431		489,383		8,161
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		101,012		64,362		145,339		1,998
POSCO—China Holding Corp.		197,794		1,654		55,077		6,092
POSCO—Japan Co., Ltd.		382,191		324,234		967,758		5,585
POSCO—India Private Ltd.		58,234		4,526		—		—
Posco-India Steel Processing Center Private Limited.		45,346		24,653		57,535		4,834
POSCO-Foshan Steel Processing Center Co., Ltd.		98,900		77,363		380,458		(2,607)
Nickel Mining Company		416,834		7,403		65,750		65,750
POSCO-Vietnam Co., Ltd.		150,572		4,152		—		(2,519)
POSCO-Mexico Co., Ltd.		40,467		5		—		(2,035)
POSS Delhi Steel Processing Center Pvt. Ltd.		16,281		2,123		356		821
Zhongyue POSCO(Qinhuangdao) Tinplate Industrial Co., Ltd.		29,698		—		—		—
POSCO Vietnam Processing Center Co., Ltd.		9,943		12		—		(463)
BX Steel POSCO Cold Rolled Sheet Co., Ltd.		745,182		541,226		551,383		(19,548)
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

The effects of the equity method on the financial information of equity-method investees and the change in the accounting principles and estimates for years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Net Assets Value		Adjustment		Net Assets Value
	before Adjustment		Amount		after Adjustment
Investee
Posteel Co., Ltd.	~~W~~	313,169	~~W~~	(4,457)	~~W~~	308,712
POSCON Co., Ltd.		131,381		901		132,282
Pohang Steel Co., Ltd.		157,794		(2,824)		154,970
POSCO Refractories & Environment (POSREC)		76,951		6,328		83,279
Samjung Packing & Aluminum Co., Ltd.		4,840		2,362		7,202
POSCO Power Corp.		550,738		(922)		549,816
POSCO America Corporation		97,850		(241)		97,609
POSCO Australia Pty. Ltd.		128,585		35,632		164,217
POSCO Asia Co., Ltd.		20,488		(160)		20,328
Zhangjiagang Pohang Stainless Steel Co., Ltd.		349,068		(40,637)		308,431
POSCO Investment Co., Ltd.		68,595		(1,559)		67,036
Qingdao Pohang Stainless Steel Co., Ltd.		60,048		(5,907)		54,141
POSCO-China Holding Corp.		115,831		29,907		145,738
POSCO-Japan Co., Ltd.		57,341		599		57,940

	2006
(in millions of Korean won)	Net Assets Value		Adjustment		Net Assets Value
	before Adjustment		Amount		after Adjustment
Investee
POSCO America Corporation	~~W~~	106,250	~~W~~	(350)	~~W~~	105,900
POSCO Australia Pty. Ltd.		65,839		35,485		101,324
POSCO Asia Co., Ltd.		18,309		729		19,038
POSCO-China Holding Corp.		148,059		7,332		155,391
POSCO-Japan Co., Ltd.		49,164		(834)		48,330
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Market values of equity-method investments in marketable equity securities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won,
except per share price)	2007
	Number of Shares	Share Price		Fair Market Value		Book Value
Investee
Pohang Steel Co., Ltd.	3,412,000	~~W~~	24,400	~~W~~	83,253	~~W~~	155,769
POSDATA Co, Ltd.	50,440,720		11,150		562,414		95,190
POSCO Refractories & Environment (POSREC)	3,544,200		41,600		147,439		74,627
Samjung Packing & Aluminum Co , Ltd.	270,000		31,100		8,397		5,138

(in millions of Korean won,
except per share price)	2006
	Number of Shares	Share Price		Fair Market Value		Book Value
Investee
Pohang Steel Co., Ltd.	4,000,000	~~W~~	17,000	~~W~~	68,000	~~W~~	163,955
POSDATA Co., Ltd.	50,440,720		7,020		354,094		89,160
POSCO Refractories & Environment (POSREC)	3,544,200		15,750		55,821		64,858
Samjung Packing & Aluminum Co., Ltd.	270,000		14,650		3,956		4,228
During the year ended December 31, 2006, the Company discontinued the equity method of accounting for POS-AC Co., Ltd., as the Company’s share of accumulated losses equaled the costs of investments, and as a result, its proportionate share in the net losses of ~~W~~257 million was not recognized in 2006. In 2007, there is no such case.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

8. Property, Plant and Equipment
     Property, plant and equipment as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Buildings and structures	~~W~~	6,096,097	~~W~~	5,451,150
Machinery and equipment		25,213,729		22,351,265
Tools		134,821		133,995
Vehicles		170,197		169,982
Furniture and fixtures		152,621		147,142
Capital lease assets		11,466		—

		31,778,930		28,253,534
Less: Accumulated depreciation		(20,679,772)		(19,451,261)

		11,099,158		8,802,273
Construction-in-progress		1,242,141		2,811,491
Land		860,350		852,352

	~~W~~	13,201,649	~~W~~	12,466,116

The value of the land based on the posted price issued by the Korean tax authority amounted to ~~W~~2,830,724 million as of December 31, 2007 (2006: ~~W~~2,800,299 million).
As of December 31, 2007, property, plant and equipment are insured against fire and other casualty losses for up to ~~W~~6,869,572million (2006: ~~W~~6,646,084 million). In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.
In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by ~~W~~3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to ~~W~~3,173 billion, net of revaluation tax, were recorded as revaluation surplus, a component of shareholders’ equity (Note 17).
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operation committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of December 31, 2006, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

The book values of property, plant and equipment held for sale amounted to ~~W~~69,633 million and reclassified other investment assets as of December 31, 2007.
The changes in the carrying value of property, plant and equipment for the years ended December 31, 2007 and 2006, are as follows:

	For the year ended December 31, 2007
	Beginning						Impairment
(in millions of Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation[1]		Ending Balance

Land	~~W~~	852,352	~~W~~	8,530	~~W~~	96	~~W~~	—	~~W~~	(436)	~~W~~	—	~~W~~	860,350
Buildings		1,848,729		333,659		11,808		—		8,816		159,494		2,019,902
Structures		1,256,554		355,716		10,831		—		(16,731)		111,012		1,473,696
Machinery and equipment		5,594,743		3,257,276		364,184		—		352,035		1,331,777		7,508,093
Vehicles		32,644		7,665		7,469		—		7,481		11,592		28,729
Tools		27,707		5,773		4,914		—		4,815		13,591		19,790
Furniture and fixtures		41,896		10,035		5,583		—		6,366		14,595		38,119
Finance Lease Assets		—		11,466		—		—		—		637		10,829
Construction-in-progress		2,811,491		2,468,010		—		—		(4,037,360)		—		1,242,141

	~~W~~	12,466,116	~~W~~	6,458,130	~~W~~	404,885	~~W~~	—	~~W~~	(3,675,014)	~~W~~	1,642,698	~~W~~	13,201,649

	For the year ended December 31, 2006
	Beginning						Impairment
(in millions of Korean won)	Balance		Acquisition		Disposal		Loss		Others		Depreciation[1]		Ending Balance

Land	~~W~~	833,159	~~W~~	19,193	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	852,352
Buildings		1,841,620		158,661		3,563		—		(1,521)		146,468		1,848,729
Structures		1,240,221		118,710		3,189		471		1,406		100,123		1,256,554
Machinery and equipment		4,516,407		2,292,277		21,771		—		(74)		1,192,096		5,594,743
Vehicles		23,735		21,701		167		—		—		12,625		32,644
Tools		32,618		12,226		2		—		(1,536)		15,599		27,707
Furniture and fixtures		46,863		9,792		101		—		1,055		15,713		41,896
Construction-in-progress		2,364,056		3,092,856		—		—		(2,645,421)		—		2,811,491

	~~W~~	10,898,679	~~W~~	5,725,416	~~W~~	28,793	~~W~~	471	~~W~~	(2,646,091)	~~W~~	1,482,624	~~W~~	12,466,116

[1]	Includes depreciation expenses of assets not in use.
The Company’s expenditures in relation to construction-in-progress for the establishment of Gwangyang No. 2 Talinlo business operation and other projects amounted to ~~W~~2,468,010 million for the year ended December 31, 2007.
In 2007, the Company entered into a finance lease contract with Ilshin Shipping Co., Ltd. acquiring a ro-ro ship for the exclusive use of transporting plates. As of December 31, 2007, book values of the assets and minimum lease payments under such capital lease are as follows:

(in millions of Korean won)	2007
Finance lease assets	~~W~~	11,466
Less: Accumulated depreciation		(637)

Book value	~~W~~	10,829

(in millions of Korean won)	Minimum Lease Payments
Less than 1 year	~~W~~	771
1~5 year		4,421
Over 5 year		5,536
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

As of December 31, 2007, fully depreciated property, plant and equipment still in use amounted to ~~W~~53 million (2006: ~~W~~49 million).
As of December 31, 2007, the book values of property, plant and equipment which are temporarily idle, amounted to ~~W~~4,909 million (2006: ~~W~~2,010 million).
9.	Intangible Assets
The changes in the carrying value of intangible assets for the years ended December 31, 2007 and 2006, are as follows:

	For the year ended December 31, 2007
	Beginning										Ending		Acquisition		Accumulated
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance		Cost		Amortization

Intellectual property rights	~~W~~	1,085	~~W~~	678	~~W~~	—	~~W~~	249	~~W~~	—	~~W~~	1,514	~~W~~	3,586	~~W~~	2,072
Land usage rights		2,701		—		386		60		—		2,255		2,394		139
Port facilities usage rights		112,101		37,153		—		18,658		—		130,596		377,477		246,881
Other intangible assets [1]		113,531		43,946		7		59,326		(20,534)		77,610		479,468		401,858

	~~W~~	229,418	~~W~~	81,777	~~W~~	393	~~W~~	78,293	~~W~~	(20,534)	~~W~~	211,975	~~W~~	862,925	~~W~~	650,950

	For the year ended December 31, 2006
	Beginning										Ending		Acquisition		Accumulated
(in millions of Korean won)	Balance		Acquisition		Disposal		Amortization		Others		Balance		Cost		Amortization

Intellectual property rights	~~W~~	1,304	~~W~~	—	~~W~~	—	~~W~~	219	~~W~~	—	~~W~~	1,085	~~W~~	2,907	~~W~~	1,822
Land usage rights		311		2,459		—		69		—		2,701		2,780		79
Port facilities usage rights		127,258		3,272		—		18,429		—		112,101		340,325		228,224
Other intangible assets [1]		149,020		42,751		—		56,373		(21,867)		113,531		456,125		342,594

	~~W~~	277,893	~~W~~	48,482	~~W~~	—	~~W~~	75,090	~~W~~	(21,867)	~~W~~	229,418	~~W~~	802,137	~~W~~	572,719

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
Amortization of intangible assets is charged to the following accounts:

(in millions of Korean won)	2007		2006

Cost of goods sold	~~W~~	63,513	~~W~~	62,895
Selling and administrative expenses		14,780		12,195

Total	~~W~~	78,293	~~W~~	75,090

Detail of significant intangible assets are as follows:

						Residual useful
(in millions of Korean won)	Description	2007		2006		lives

Port facilities usage rights	Masan distribution base usage rights	~~W~~	24,742	~~W~~	26,624	13 years
Other intangible assets	Pohang/Gwangyang MES		30,719		69,621	1 year
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Research and development costs for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Ordinary research costs	~~W~~	4,953	~~W~~	6,337
Development costs		303,204		255,511
Research expenses (Non-current asset)		13,477		3,761

Total	~~W~~	321,634	~~W~~	265,609

10.	Other Assets
Other assets as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	14
Accrued income		30,743		16,448
Prepaid expenses		5,995		4,866
Advance payments		248		4,574
Others		369		47

		37,369		25,949

Other long-term assets
Guarantee deposits (Note 28)		975		972
Other investment assets (Note 8)		127,510		114,544

		128,485		115,516
Less: Allowance for doubtful accounts		(30)		(30)

		128,455		115,486

	~~W~~	165,824	~~W~~	141,435

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

11. Short-Term Borrowings and Current Portion of Long-Term Debts
     Short-term borrowings as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	Annual Interest Rate	2007		2006
	(%)

Short-term borrowings
Foreign currency borrowings	5.24~5.67	~~W~~	81,293	~~W~~	—

     Current portion of long-term debts as of December 31, 2007 and 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Current portion of long-term debts
Exchangeable bonds	—		430,182		—
Foreign currency borrowings in won equivalent	4.60		1,600		1,501
Loans from foreign financial institutions	2.00		879		8,797

			432,661		10,298
Less: Discount on debentures issued			(527)		—

		~~W~~	432,134	~~W~~	10,298

12. Long-Term Debts
     Long-term debts as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Domestic borrowings	~~W~~	45,100	~~W~~	45,100
Foreign currency borrowings in won equivalents (Note 28)		4,157		4,503
Loans from foreign financial institutions (Note 28)		7,234		35,246
Debentures (Note 28)		2,628,307		2,073,391

		2,684,798		2,158,240
Less: Current portion		(432,661)		(10,298)
Discount on debentures issued		(11,258)		(12,669)

	~~W~~	2,240,879	~~W~~	2 ,135,273

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

     Long-term domestic borrowing as of December 31, 2007 and 2006, is as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2007		2006

Korea Resources Corporation	Representitve-Borrowing Rate[1] -2.25%	~~W~~	45,100	~~W~~	45,100

[1]	The average yield of 3-year government bond is utilized to calculate this rate. The average yield of 3- year government bond is rounded off to the nearest 0.25%.
     Long-term foreign currency borrowing as of December 31, 2007 and 2006, is as follows:

(in millions of Korean won)	Annual Interest Rate	2007		2006
	(%)

Korea National Oil Corporation[1]	3.25	~~W~~	957	~~W~~	—
Development Bank of Japan	4.60		3,200		4 ,503

			4,157		4,503
Less: Current portion			(1,600)		(1,501)

		~~W~~	2,557	~~W~~	3,002

[1]	The borrowing is related to the exploration of gas field in the Aral Sea (Note 15).
     Loans from foreign financial institutions as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Annual Interest Rate	2007		2006
	(%)

Natexis Banques Populaires	2.00	~~W~~	7,234	~~W~~	7,179
Sumitomo Mitsui Banking
Corporation	—		—		28,067

			7,234		35,246
Less: Current portion			(879)		(8,797)

		~~W~~	6,355	~~W~~	26,449

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to EUR 5,236,941 (equivalent to ~~W~~7,234 million) as of December 31, 2007 (2006: EUR 6,062,451, equivalent to ~~W~~7,410 million).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

     Debentures outstanding as of December 31, 2007 and 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Domestic debentures	4.66 - 5.26	~~W~~	1 ,500,000	~~W~~	1,000,000
Samurai Bonds	2.05		416,665		390,915
Euro Bonds	5.88		281,460		278,880
Exchangeable bonds[1]	—		430,182		403,596

			2 ,628,307		2,073,391
Less: Current portion			(430,182)		—
Discount on debentures issued			(11,258)		(12,669)

		~~W~~	2 ,186,867	~~W~~	2,060,722

[1]	The Company issued exchangeable bonds on August 20, 2003. The bonds can be converted into exchangeable with SK Telecom Co., Ltd.’s American depository receipts (ADRs).
As of December 31, 2007, 1,899,840 shares, equivalent to 17,098,563 ADRs, of SK Telecom Co.,Ltd. act as collaterals for the exchangeable bonds issued (Note 7).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

     Details of exchangeable bonds as of December 31, 2007, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,019/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. From 2004 to 2007, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 1,830,726 ADRs which brought down the exchangeable bond price to JPY3,019/ADR.
Maturities of long-term debts outstanding as of December 31, 2007, are as follows:
(in millions of Korean won)

					Foreign		Loans from
					Currency		Foreign Financial
Period	Debentures		Borrowings		Borrowings		Institutions		Total

2008	~~W~~	430,182	~~W~~	—	~~W~~	1,600	~~W~~	879	~~W~~	432,661
2009		200,000		—		1,600		879		202,479
2010		—		—		—		879		879
2011		800,000		—		—		879		800,879
Thereafter		1 ,198,125		45,100		957		3,718		1,247,900

	~~W~~	2 ,628,307	~~W~~	45,100	~~W~~	4,157	~~W~~	7,234	~~W~~	2,684,798

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

13. Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2007 and 2006, are as follows:

	For the year ended December 31, 2007
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	~~W~~	572,445	~~W~~	89	~~W~~	348,074	~~W~~	224,282
Increase		134,632		—		121,317		13,315
Decrease		24,391		—		12,199		12,192

Ending balance	~~W~~	682,686	~~W~~	89	~~W~~	457,192	~~W~~	225,405

	For the year ended December 31, 2006
					Group
	Accrued		National		Severance
	Severance		Pension		Insurance
(in millions of Korean won)	Benefits		Fund		Deposits		Total

Beginning balance	~~W~~	514,126	~~W~~	100	~~W~~	328,581	~~W~~	185,445
Increase		77,990		—		73,131		4,859
Decrease		19,671		11		53,638		33,978

Ending balance	~~W~~	572,445	~~W~~	89	~~W~~	348,074	~~W~~	224,282

As of December 31, 2007, the Company has funded approximately 67% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.
In 2007, in accordance with severance benefit payment provision, the Company accrued ~~W~~9,329 million as early retirement pay for employees and directors. This was recorded as accrued expense and miscellaneous losses and will be subsequently paid.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

14. Other Liabilities
     Other liabilities as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current liabilities
Advances received	~~W~~	24,754	~~W~~	30,038
Unearned revenue		1,579		2,269
Others		5,357		7,628

		31,690		39,935

Other long-term liabilities		153,727		80,514

	~~W~~	185,417	~~W~~	120,449

15. Commitments and Contingencies
As of December 31, 2007, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed		(in millions)

Related companies
POSINVEST	Bank of	US$	42,000,000	~~W~~	50,580
	Tokyo-Mitsubishi	CNY	87,000,000
Zhangjiagang Pohang Stainless	Bank of China and
Steel Co., Ltd.	others	US$	199,925,000		187,570

					238,150

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	640		640
The Siam United Steel Co. Ltd.	Japan Bank for	US$	5,120,535		4,804
	International

Zeus	Related creditors	JPY	51,622,000,000		430,182
BX STEEL POSCO Cold Rolled Sheet Bank of China and others Co., Ltd.		US$ CNY	17,000,000 145,200,000		34,600
Zhongyue POSCO(Qinhuangdao)	Industrial & Commercial
Tinplate Industrial Co., Ltd	Bank of China	US$	10,200,000		9,570

					479,796

				~~W~~	717,946

As of December 31, 2006, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~359,542 million and ~~W~~444,776 million, respectively.
As of December 31, 2007, the Company issued two blank promissory notes to Korea Resources Corporation as collaterals for borrowings, and issued three blank promissory notes to Korea National Oil Corporation as collaterals for foreign currency borrowings.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

The Company has entered into a contract on the usage of the bulk carriers of KeoYang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials and finished goods.
As of December 31, 2007, Seoul Guarantee Insurance Company has provided guarantees amounting to ~~W~~6,155 million for the company’s execution of contracts and others.
The Company entered into long-term contracts to purchase iron ore, coal, nickel and chrome. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2007, 414 million tons of iron ore and 83 million tons of coal remained to be purchased under such long-term contracts.
On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. This agreement provides for periodic price adjustments to market price, and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.
The Company has a bank overdraft agreement with Woori Bank and others amounting to ~~W~~310,000 million as of December 31, 2007. In addition, the Company entered into a credit purchase loan agreement for credit lines of up to ~~W~~240,000 million and ~~W~~325,000 million in short-term borrowings.
As of December 31, 2007, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$485 million and US$115 million in foreign short-term borrowings.
The accounts receivable in foreign currency sold to financial institutions and outstanding as of December 31, 2007, amount to US$40 million for which the Company is contingently liable upon the issuers’ default.
The Company entered into a foreign currency borrowing agreement of up to US$69 million with Korea National Oil Corporation (“KNOC”) related to the exploration of gas field in the Aral Sea. The repayment obligation is subject to results of the exploration. If the exploration fails, the Company will be exempted from all or portion of the repayment obligation. But if it succeeds, the portion of the project income is payable to the KNOC.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

As of December 31, 2007, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to these lease agreements, amounted to ~~W~~5,048 million for the year ended December 31, 2007. Future lease payments under these lease agreements are as follows:

(in millions of Korean won)
Period	Amount

2007	~~W~~	5,048
2008		4,693
2009		3,106

	~~W~~	12,847

As of December 31, 2007, the Company is a defendant in 11 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,474 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.

16.	Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. The Company may issue registered preferred stock, which is entitled to cash dividends before common stock, in accordance with applicable laws up to a certain amount. Dividend rates for preferred stock of more than 9% require the Board of Directors’ approval.

The Company is authorized to issue to investors, other than its shareholders, convertible debentures and bonds with warrants of up to ~~W~~2,000 billion each. It is also authorized, subject to the Board of Directors’ approval, to issue common shares to investors, other than its current shareholders, for the issuance of depositary receipts, Employee Stock Ownership Association subscription, and for other cases provided in its Articles of Incorporation.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of December 31, 2007, exclusive of retired stocks, 87,186,835 shares of common stock have been issued.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

17.	Capital Surplus

Capital surplus as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Revaluation surplus (Note 8)	~~W~~	3,172,777	~~W~~	3,172,777
Additional paid-in capital		463,825		463,825
Other capital surplus [1]		473,216		297,986

	~~W~~	4,109,818	~~W~~	3,934,588

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
18.	Retained Earnings

Retained earnings as of December 31, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006

Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,445,000		1,383,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		14,757,500		12,357,500
Appropriated retained earnings for dividends		755,568		569,232

		18,117,570		15,469,567
Unappropriated		3,650,657		3,274,327

	~~W~~	21,768,227	~~W~~	18,743,894

Legal Reserve

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for research and human resource development. This reserve may be used by the Company and obtain certain tax incentives under the Special Tax Treatment Law, and may also be reverted back to unappropriated retained earnings in accordance with the said law.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Dividend

Details of interim and year-end dividends in 2007 and 2006, are as follows:

Interim Cash Dividends

	2007			2006
(in millions of Korean won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	50	~~W~~	189,541	40	~~W~~	155,561

Year-end Cash Dividends

	2007			2006
(in millions of Korean won)	Dividend Ratio (%)	Dividend Amount		Dividend Ratio (%)	Dividend Amount

Common shares	150	~~W~~	566,552	120	~~W~~	465,558

     Details of the dividend payout ratio and dividend yield ratio are as follows:

	2007		2006
(in millions of Korean won)	Ratio (%)	(%)	Ratio (%)	Ratio (%)

Common shares	20.55	1.74	19.37	2.59

19.	Capital Adjustments

Details of capital adjustments of the Company as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Treasury stock	~~W~~	(2,715,964)	~~W~~	(1,670,690)

As of December 31, 2007, the Company holds 11,719,634 shares of its own common stock amounting to ~~W~~2,715,964 million.

The voting rights of treasury stock are restricted in accordance with the Korean Commercial Code of the Republic of Korea. In addition, the Company sold 207,322 shares of its treasury stock to the association of employee stock ownership on November 7, 2007, as approved by the Board of Directors on October 19, 2007. The differences between the fair values and the proceeds from the sales were recognized as welfare expense.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

20.	Stock Appreciation Rights

The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant	Total
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares	1,030,100 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares	970,092 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—	19,409 shares
Number of shares exercised	414,272 shares	42,126 shares	6,931 shares	100,598 shares	55,284 shares	52,000 shares	671,211 shares
Number of shares outstanding	19,895 shares	13,770 shares	13,564 shares	35,299 shares	158,944 shares	38,000 shares	279,472 shares
Exercise period	July 24, 2003 — July 23, 2008	April 28, 2004 — April 27, 2009	Sept. 19, 2004 — Sept. 18 2009	April 27, 2005 — April 26, 2010	July 24, 2006 — July 23, 2011	April 29, 2007 — April 28, 2012

[1]	The Company changed the number of shares granted and the exercise price, as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
The compensation costs for stock appreciation rights granted to employees and executives for the year ended December 31, 2007, are as follows:

(in millions of Korea won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	46,960	~~W~~	6,819	~~W~~	3,269	~~W~~	19,791	~~W~~	31,963	~~W~~	7,997	~~W~~	116,799
Current period		13,865		7,231		4,568		15,354		56,860		26,003		123,881

	~~W~~	60,825	~~W~~	14,050	~~W~~	7,837	~~W~~	35,145	~~W~~	88,823	~~W~~	34,000	~~W~~	240,680

The Company recorded above compensation costs as selling and administrative expenses. As of December 31, 2007, liabilities related to stock appreciation rights which are stated as long-term accrued expenses amount ~~W~~123,479 million.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

21. Derivatives
Details of the gains and losses on derivatives for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)			For the year ended December 31, 2007
Type of Transaction	Purpose of Transaction	Financial Institutions	Valuation Gain		Valuation Loss		Transaction Gain		Transaction Loss

Currency forward	Hedge	HSBC and others	~~W~~	301	~~W~~	—	~~W~~	12,892	~~W~~	2,816
Embedded derivative	Hedge	KoreaZinc Company		—		—		488		2,926

			~~W~~	301	~~W~~	—	~~W~~	13,380	~~W~~	5,742

(in millions of Korean won)			For the year ended December 31, 2006
Type of Transaction	Purpose of Transaction	Financial Institutions	Valuation Gain		Valuation Loss		Transaction Gain		Transaction Loss

Currency forward	Hedge	HSBC and others	~~W~~	—	~~W~~	—	~~W~~	779	~~W~~	11,491
Nickel future	Trading	Sempra Metal Ltd.		—		—		—		12,205

			~~W~~	—	~~W~~	—	~~W~~	779	~~W~~	23,696

The risk hedge accounting according to KFAS Interpretation 53-70, Accounting for Derivatives, are not applied on the derivative transactions.
22. Cost of Goods Sold
Cost of goods sold for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Finished goods, semi-finished goods and by-products, beginning of the period	~~W~~	1,184,913	~~W~~	1,174,267
Total manufacturing costs		16,582,565		14,939,611
Transfer from other accounts		188,594		100,489
Finished goods, semi-finished goods and by-products, end of the period		(1,359,025)		(1,184,913)
Refunded customs duties		(22,551)		(28,238)

Cost of goods sold for finished goods, semi-finished goods and by-products		16,574,496		15,001,216
Others		31,591		32,234

	~~W~~	16,606,087	~~W~~	15,033,450

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

23. Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

Selling expenses	~~W~~	604,223	~~W~~	532,668
Fees and charges		128,965		120,931
Salaries and wages		83,712		74,838
Advertising		83,888		73,862
Research and development (Note 9)		28,420		38,884
Depreciation (Notes 8, 9 and 28)		31,202		27,957
Rent		23,073		30,071
Welfare		71,547		67,737
Provision for severance benefits		23,170		12,799
Supplies		4,326		3,928
Travel		13,568		12,429
Training		15,262		13,897
Repairs		9,213		10,694
Communications		7,122		6,080
Vehicle expenses		5,218		4,795
Taxes and public dues		4,531		3,847
Entertainment		3,857		2,869
Subscriptions and printing		2,889		2,429
Utilities		927		990
Insurance		5,414		4,162
Stock compensation expense (Note 19)		123,881		49,885
Others		17,915		21,900

	~~W~~	1,292,323	~~W~~	1,117,652

24. Donations
Donations made by the Company for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006

POSCO Educational Foundation	~~W~~	47,200	~~W~~	33,000
Employee benefit welfare		66,600		59,400
Others		36,743		42,952

	~~W~~	150,543	~~W~~	135,352

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

25. Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 27.5% for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
Income tax expense for the years ended December 31, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006

Current income taxes	~~W~~	1,163,009	~~W~~	858,290
Deferred income taxes		194,531		230,700
Carryforward income tax		—		(64)
Items charged directly to shareholders’ equity		(244,962)		(177,097)

	~~W~~	1,112,578	~~W~~	911,829

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2007 and 2006:

(in millions of Korean won)	2007		2006

Net income before income tax expense	~~W~~	4,792,009	~~W~~	4,118,434
Statutory tax rate (%)		16.5/27.5		16.5/27.5

Income tax expense computed at statutory rate		1,317,791		1,132,556
Tax credit		(145,887)		(164,588)
Others, net		(59,327)		(56,139)

Income tax expense	~~W~~	1,112,578	~~W~~	911,829

Effective rate (%)		23.22		22.14

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Components of deferred income taxes as of December 31, 2007 and 2006, are as follows:

			Increase
(in millions of Korean won)	December 31, 2006[1]		(Decrease)		December 31, 2007

Reserve for special repairs	~~W~~	(110,930)	~~W~~	27,948	~~W~~	(82,982)
Allowance for doubtful accounts		1,472		3,886		5,358
Reserve for technology developments		(397,375)		102,667		(294,708)
Dividend income from related companies		83,644		17,070		100,714
Depreciation expense		(636)		(40,898)		(41,534)
Valuation of equity method investments		(137,465)		(103,648)		(241,113)
Prepaid expenses		11,553		(2,088)		9,465
Impairment loss on property, plant and equipment		129,264		(26,400)		102,864
Gain on valuation of available-for-sale securities		(213,104)		(124,608)		(337,712)
Loss on valuation of available-for-sale securities		96,783		(20,182)		76,601
Others		76,903		(28,278)		48,625

Net deferred income liabilities	~~W~~	(459,891)	~~W~~	(194,531)	~~W~~	(654,422)

[1]	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of December 31, 2006, reflected the effect of tax assessment for the year ended December 31, 2007 and tax audit in the year ended December 31, 2006.
In relation to valuation of equity method investments, among the temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect in 2007 of ~~W~~182,790 million (2006: ~~W~~176,521 million) is not recognized since it is more likely that the deferred tax asset will not be realized.
The entire income tax for the year ended December 31, 2007 and 2006, is attributed to ordinary income.
The effective income tax rate for income before income taxes for the year ended December 31, 2007, is 23.22% (2006: 22.14%).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

The gross balances of deferred tax assets and liabilities are as follows:

	2007				2006
(in millions of Korean won)	Current		Non-current		Current		Non-current

Deferred tax assets	~~W~~	16,745	~~W~~	575,339	~~W~~	15,919	~~W~~	577,788
Deferred tax liabilities		(113,418)		(1,133,088)		(91,743)		(962,030)

	~~W~~	(96,673)	~~W~~	(557,749)	~~W~~	(75,824)	~~W~~	(384,242)

Components of income tax expenses directly charged to shareholders’ equity as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Gain/Loss on valuation of available-for-sale securities	~~W~~	144,791	~~W~~	159,956
Capital change of securities under equity method, net		38,613		(2,040)
Gain on sale of treasury stock		61,558		19,181

	~~W~~	244,962	~~W~~	177,097

26.	Comprehensive Income

For the years ended December 31, 2007 and 2006, comprehensive income consists of:

(in millions of Korean won)	2007		2006

Net income	~~W~~	3,679,431	~~W~~	3,206,605

Other Comprehensive Income
Valuation gains/losses of available-for-sale securities [1]		381,722		421,703
Capital change of securities under equity method [2]		175,563		(54,423)

Comprehensive income	~~W~~	4,236,716	~~W~~	3,573,885

[1]	The tax effects on valuation gains or losses on available-for-sale securities for the years ended December 31, 2007 and 2006, were ~~W~~144,791 million and ~~W~~159,956 million, respectively.

[2]	The tax effect on capital change under equity method for the years ended December 31, 2007, was ~~W~~38,613 million (2006 : deduction of ~~W~~2,040 million).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

27.	Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2007:

Period	2007	2006

Total number of common shares issued[1]	87,186,835	87,186,835
Weighted-average number of treasury shares[2]	11,233,966	8,492,654

Weighted-average number of common shares outstanding	75,952,869	78,694,181

[1]	No change for the year ended December 31, 2007.

[2]	Frequent changes due to acquisition and disposal of treasury stocks for the year ended December 31, 2007.
Basic earnings per share is calculated as follows:

(in millions of Korean won, except per share amounts)	2007		2006

Net ordinary income	~~W~~	3,679,431	~~W~~	3,206,605
Weighted-average number of common shares outstanding		75,952,869		78,694,181

Basic ordinary income and earnings per share	~~W~~	48,444	~~W~~	40,748

Basic ordinary income per share is identical to the basic earning per share since there is no extraordinary item.
Diluted Earnings per Share
Diluted earnings per share for 2007 and 2006 is identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both years.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

28.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies, and gain and loss on foreign currency translation as of December 31, 2007 and 2006, are as follows:

	2007				2006
	Foreign currency		Won		Foreign currency		Won
(in millions of Korean won)	(in thousands)		Equivalent		(in thousands)		Equivalent

Assets
Cash and cash equivalent and others[1]	US$	229,900	~~W~~	215,692	US$	309,200	~~W~~	287,432
Trade accounts and notes	US$	196,407		184,269	US$	208,775		194,077
receivable	JPY	5,221,260		43,510	JPY	4,564,206		35,684
	EUR	2,825		3,902	EUR	2,824		3,451
Other accounts and notes	US$	3,184		2,988	US$	29,899		27,794
receivable	JPY	16,960		141	JPY	16,987		133
	others			46	others			583
Guarantee deposits	US$	48		45	US$	43		40
	EUR	41		57	EUR	34		42
	others			117	others			92

			~~W~~	450,767			~~W~~	549,328

	2007				2006
Liabilities
Trade accounts and notes	US$	328,498	~~W~~	308,197	US$	154,913	~~W~~	144,007
payable	JPY	359,102		2,993	JPY	1,463,518		11,442
	EUR	563		778	EUR	629		769
Other accounts and notes	US$	37,476		35,160	US$	10,906		10,139
payable	JPY	621,294		5,177	JPY	708,395		5,538
	EUR	20		29	EUR	227		278
	others			—	others			24
Debentures[2]	US$	300,000		281,460	US$	300,000		278,880
	JPY	101,622,000		846,847	JPY	101,622,000		794,511
Foreign currency short-term borrowings	US$	86,648		81,293	US$	—		—
Foreign currency	JPY	384,000		3,200	JPY	576,000		4,503
long—term borrowings	US$	1,020		957	US$	—		—
Loans from foreign	US$	—		—	US$	14,919		13,868
financial institutions	EUR	5,237		7,234	EUR	17,491		21,378

			~~W~~	1,573,325			~~W~~	1,285,337

[1]	Includes short-term financial instruments.

[2]	Presented at face value.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

29.	Related Party Transactions

As of December 31, 2007, the subsidiaries of the Company are as follows:
Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., POSCO Terminal Co., Ltd., Posmate Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited, Metapolis Co., Ltd., POSCORE Co., Ltd.

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co.,Ltd., POSCO-Vietnam Co.,Ltd., POSMMIT Steel Centre SDN BHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd., POS-OPC Co., Ltd., POS-NP Pty. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-Mexico Co., Ltd., POS-VHPC, SUZHOU POSCORE Technology Co., Ltd.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

Significant transactions, which occurred in the ordinary course of business, with related companies for the years ended December 31, 2007 and 2006, and the related account balances as of December 31, 2007 and 2006, are as follows:

	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
(in millions of Korean won)	2007		2006		2007		2006		2007		2006		2007		2006

POSCO E&C	~~W~~	20,000	~~W~~	12,134	~~W~~	984,030	~~W~~	1,618,205	~~W~~	186	~~W~~	7,933	~~W~~	105,178	~~W~~	77,678
Posteel Co., Ltd.		1,072,032		966,254		220,459		93,315		104,624		69,539		12,386		3,198
POSCON Co., Ltd.		120		177		244,365		219,602		7		1		24,842		18,016
Pohang Steel Co., Ltd.		436,206		367,443		1,327		853		40,431		41,029		119		94
POSCO Machinery & Engineering Co., Ltd.		157		1,908		152,844		125,996		6		4		20,431		13,211
POSDATA Co., Ltd.		4,516		2,290		173,660		175,046		10		1		31,614		26,639
POSCO Research Institute		3		—		17,280		18,553		1		—		6,394		3,766
Seung Kwang Co., Ltd.		—		—		69		6		—		2,034		—		—
POS-AC Co., Ltd.		862		732		24,298		30,546		1		—		2,001		1,177
Changwon Specialty Steel Co., Ltd.		5,175		2,844		88,258		70,299		40		—		8,067		3,103
POSCO Machinery Co., Ltd.		3,480		1,929		114,378		76,189		50		30		10,445		11,203
Pohang Steel America Corporation (POSAM)		130,150		84,227		686		277		4,447		401		—		—
POSCO Australia Pty. Ltd. (POSA)		18,206		17,821		231		2,235		40		—		—		—
POSCO Canada Ltd. (POSCAN)		40		—		71,120		91,502		21		13		9,635		14,166
POSCO Asia Co., Ltd. (POA)		600,059		440,078		121,098		73,353		24,323		20,827		1,922		1,277
VSC POSCO Steel Corporation		2		—		—		—		—		—		—		—
IBC		—		—		49		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		22,474		487,037		—		—		—		6		—		—
Guangdong Pohang Coated Steel Co., Ltd.		2		—		—				—				—
POS-THAI Service Steel Co., Ltd.		47,248		61		—		—		—		—		—		—
POSTECH Venture Capital Co., Ltd.		94		77		—		—		—		—		66		—
POSCO Refractories & Environment (POSREC)		250		166		213,753		211,122		9		9		24,265		23,742
POSCO Terminal Co., Ltd.		9,841		26,627		476		538		1,001		1,394		61		34
Posmmit Steel Centre SDN BHD (POS-MMIT)		3,923		3,971		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		82,581		271,080		—		81		5,153		4,305		—		—
POS-QINGDAO Coil Center		8,111		5,653		—		—		1,862		1,702		—		—
POSCO—China Holding Corp.		—		—		923		471		—		—		—		—
POSCO—Japan Co., Ltd.		831,711		566,208		50,939		75,170		30,952		20,685		6		5,428
POSMATE Co., Ltd.		2,433		1,156		36,666		34,837		63		—		5,038		4,703
Samjung Packing & Aluminum Co., Ltd.		16,985		15,458		233,125		217,771		1,355		1,019		20,612		18,659
POSCO Power Corp.		9,105		—		—				—				—
POS-India Steel Processing Centre Pvt. Ltd.		53,981		4,323		9		—		—		1,010		—		—
POSS Delhi Steel Processing Centre Pvt. Ltd.		—		—		346		—		—		—		—		—
POSCORE Co., Ltd.		39,002		—		—		—		9,500		—		—		—
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

	Sales and others[1]				Purchases and others[1]				Receivables[2]				Payables[2]
(in millions of Korean won)	2007		2006		2007		2006		2007		2006		2007		2006

KOBRASCO	~~W~~		~~W~~		~~W~~	72,514	~~W~~	141,859	~~W~~	—	~~W~~	—	~~W~~	4,048	~~W~~	9,737
POSCHROME		35		—		41,735		35,009		—		—		—		—
eNtoB Corporation		—		—		216,920		134,703		—		—		2,999		1,917
POSVINA		5,056		2,684		—		—		—		—		—		—
USS — POSCO
Industries (UPI)		245,814		356,190		—		—		8		—		—		—
Guangdong Xingpu
Steel Center Co., Ltd.		3,094		10,295		—		—		4,276		2,337		—		—
SNNC Co., Ltd.		343		—		—		—		1		—		—		—

	~~W~~	3,673,091	~~W~~	3,648,823	~~W~~	3,081,558	~~W~~	3,447,538	~~W~~	228,367	~~W~~	174,279	~~W~~	290,129	~~W~~	237,748

[1]	Sales and others include sales and non-operating income; purchases and others include purchases, acquisition of property, plant and equipment and overhead expenses.

[2]	Receivables include trade and other accounts receivable; payables include trade accounts and other accounts payable.
Allowance for doubtful accounts related to receivables from related parties is ~~W~~2,081 million (2006 : ~~W~~1,809 million) as of December 31, 2007.
For the years ended December 31, 2007 and 2006, details of compensation to key management officers are as follows:

(in millions of Korean won)	2007		2006

Salaries	~~W~~	10,466	~~W~~	7,821
Severance benefits		6,430		5,825
Management achievement awards		13,077		7,570
Stock compensation expense		123,881		49,885

Total	~~W~~	153,854	~~W~~	71,101

Key management officers include directors (including non-standing directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

30. Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of December 31, 2007, follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot Roll	HR coil	HR coil
Cold Roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—

Semi-finished goods	Slab, Bloom, Billet	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, Finex	1-5 furnaces

Steel manufacturing,	1-2 steel manufacturing,	1-2 steel manufacturing,
Continuous Casting	1-3 Continous Casting	1-2 Continous Casting

Hot Roll	1-2 HR	1-3 HR, Mini mill
Cold Roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini Mill, POL, TWB and others
Regional financial status and operating results as of and for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	~~W~~	9,557,209	~~W~~	5,848,286	~~W~~	78,418	~~W~~	15,483,913
Export		3,201,201		3,521,571		—		6,722,772

Total	~~W~~	12,758,410	~~W~~	9,369,857	~~W~~	78,418	~~W~~	22,206,685

Property, plant and equipment[2]	~~W~~	7,787,735	~~W~~	5,413,914	~~W~~	—	~~W~~	13,201,649
Intangible assets		146,269		65,706		—		211,975

	~~W~~	7,934,004	~~W~~	5,479,620	~~W~~	—	~~W~~	13,413,624

Depreciation and amortization[3]	~~W~~	1,001,222	~~W~~	719,769	~~W~~	—	~~W~~	1,720,991

See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

	2006
(in millions of Korean won)	Pohang		Gwangyang		Others		Total

Sales[1]
Domestic	~~W~~	8,092,173	~~W~~	5,594,142	~~W~~	73,993	~~W~~	13,760,308
Export		2,954,868		3,328,233		—		6,283,101

Total	~~W~~	11,047,041	~~W~~	8,922,375	~~W~~	73,993	~~W~~	20,043,409

Property, plant and equipment[2]	~~W~~	7,601,590	~~W~~	4,864,526	~~W~~	—	~~W~~	12,466,116
Intangible assets		143,265		86,153		—		229,418

	~~W~~	7,744,855	~~W~~	4,950,679	~~W~~	—	~~W~~	12,695,534

Depreciation and amortization[3]	~~W~~	779,940	~~W~~	777,774	~~W~~	—	~~W~~	1,557,714

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
31. Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Salaries and wages	~~W~~	823,649	~~W~~	798,803
Provision for severance benefits		142,038		77,990
Welfare		481,713		537,242
Rent		42,257		53,849
Depreciation[1]		1,720,991		1,557,714
Taxes and public dues		59,923		53,788

	~~W~~	3,270,571	~~W~~	3,079,386

[1]	Includes amortization and depreciation expense for idle assets.
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

32.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Reclassification of current portion of long-term borrowings	~~W~~	430,182	~~W~~	—
Reclassification of current portion of debentures		1,600		10,298
Gain on valuation of available-for-sale securities		453,122		246,226
Loss on valuation of available-for-sale securities		73,391		175,477
Reclassification of current portion of held-to-maturity securities		71,915		151,983
Reclassification of construction in progress to specific property, plant and equipment		4,037,360		2,729,038
33.	Professional Staff Development Costs

The Company’s expenditures on education and training fees in relation to the development of professional personnel for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Fees for studying abroad	~~W~~	6,314	~~W~~	3,999
Fees for education obtained outside the company premises		3,025		4,498
Tutorial fees		3,905		3,778
Others		13,782		11,783

	~~W~~	27,026	~~W~~	24,058

34.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as dining facilities, dispensary, scholarships, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to ~~W~~481,713 million for the year ended December 31, 2007 (2006: ~~W~~537,242 million).
See Report of Independent Auditors

POSCO
Notes to Non-Consolidated Financial Statements
December 31, 2007 and 2006

35.	Operating Results for the Final Interim Period
Significant operating results of the Company for the three-month periods ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006

Sales	~~W~~	5,434,034	~~W~~	5,409,546
Operating income		875,305		1,096,575
Net income		712,991		895,238
Basic and diluted earnings per share (in Korean won)		9,434		11,517
36.	Approval of December 31, 2007 Financial Statements

The Company’s financial statements as of and for the year ended December 31, 2007, were approved by the Board of Directors on January 10, 2008.

37.	Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the December 31, 2007 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.
See Report of Independent Auditors

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
POSCO
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2007, the Company’s IACS has been designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2007, and we did not review management’s assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
February 11, 2008

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Audit Committee of
POSCO
I, as the Internal Accounting Control Officer (“IACO”) of POSCO(“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS standards.
January 10, 2008
Lee Dong Hee, Internal Accounting Control System Officer
Lee Gu Taek, Chief Executive Officer